SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH DECEMBER 19, 2002

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Registrant’s principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Brasil Telecom S.A.	Quarterly Information to CVM (ITR)
Free Translation	Third Quarter of 2002

 01.01 – IDENTIFICATION
1 – CVM CODE	2 – COMPANY NAME	3 – GENERAL TAXPAYERS’ REGISTER
01131-2	BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 – PARENT COMPANY BALANCE SHEET – ASSETS (IN THOUSANDS OF REAIS)

1 – CODE	2 – ACCOUNT DESCRIPTION	3 – 09/30/2002	4 – 06/30/2002
1	TOTAL ASSETS	14,202,826	14,232,985
1.01	CURRENT ASSETS	2,620,352	2,440,829
1.01.01	CASH AND CASH EQUIVALENTS	588,897	524,299
1.01.02	TRADE ACCOUNTS RECEIVABLE	1,524,607	1,389,312
1.01.02.01	ACCOUNTS RECEIVABLE FROM SERVICES	1,524,607	1,389,312
1.01.03	INVENTORIES	5,352	4,128
1.01.04	OTHER	501,496	523,090
1.01.04.01	LOANS AND FINANCING	2,120	1,138
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	321,363	326,414
1.01.04.03	ESCROW DEPOSITS	37,430	36,163
1.01.04.04	OTHER ASSETS	140,583	159,375
1.02	NONCURRENT ASSETS	1,056,533	1,052,290
1.02.01	MISCELLANEOUS RECEIVABLES	0	0
1.02.02	INTERCOMPANY RECEIVABLES	26,169	27,311
1.02.02.01	FROM AFFILIATES	18,175	10,872
1.02.02.02	FROM SUBSIDIARIES	7,994	16,439
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	1,030,364	1,024,979
1.02.03.01	LOANS AND FINANCING	7,033	5,448
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	636,132	646,416
1.02.03.03	ESCROW DEPOSITS	276,070	257,266
1.02.03.04	INVENTORIES	40,397	40,578
1.02.03.05	OTHER ASSETS	70,732	75,271
1.03	PERMANENT ASSETS	10,525,941	10,739,866
1.03.01	INVESTMENTS	79,341	78,544
1.03.01.01	INTERESTS IN AFFILIATES	3,870	3,870
1.03.01.02	INTERESTS IN SUBSIDIARIES	9,438	9,268
1.03.01.03	OTHER INVESTMENTS	66,033	65,406
1.03.02	PROPERTY, PLANT AND EQUIPMENT	9,887,342	10,132,707
1.03.03	DEFERRED CHARGES	559,258	528,615

02.02 – PARENT COMPANY BALANCE SHEET – LIABILITIES (IN THOUSANDS OF REAIS)
1 – CODE	2 – ACCOUNT DESCRIPTION	3 – 09/30/2002	4 – 06/30/2002
2	TOTAL LIABILITIES	14,202,826	14,232,985
2.01	CURRENT LIABILITIES	2,255,630	2,309,051
2.01.01	LOANS AND FINANCING	474,803	470,980
2.01.02	DEBENTURES	78,146	108,466
2.01.03	TRADE PAYABLES	778,552	912,697
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	329,430	309,760
2.01.04.01	TAXES OTHER THAN INCOME TAXES	325,703	306,033
2.01.04.02	INCOME TAXES	3,727	3,727
2.01.05	DIVIDENDS PAYABLE	234,432	165,374
2.01.06	PROVISIONS	94,130	96,724
2.01.06.01	PROVISION FOR CONTINGENCIES	63,488	62,989
2.01.06.02	PROVISION FOR SUPPLEMENTARY PENSION PLAN	30,642	33,735
2.01.07	RELATED PARTY DEBTS	0	0
2.01.08	OTHER	266,137	245,050
2.01.08.01	PAYROLL AND SOCIAL CHARGES	68,296	65,000
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	85,051	80,786
2.01.08.03	EMPLOYEE PROFIT SHARING	28,194	19,554
2.01.08.04	OTHER CURRENT LIABILITIES	84,596	79,710
2.02	LONG-TERM LIABILITIES	5,048,775	5,014,838
2.02.01	LOANS AND FINANCING	2,081,214	2,078,627
2.02.02	DEBENTURES	1,800,000	1,800,000
2.02.03	PROVISIONS	790,148	783,712
2.02.03.01	PROVISION FOR CONTINGENCIES	341,072	334,636
2.02.03.02	PROVISION FOR SUPPLEMENTARY PENSION PLAN	449,076	449,076
2.02.04	RELATED PARTY DEBTS	0	0
2.02.05	OTHER	377,413	352,499
2.02.05.01	PAYROLL AND SOCIAL CHARGES	10,379	8,954
2.02.05.02	SUPPLIERS OF MATERIALS AND SERVICES	3,681	16,997
2.02.05.03	TAXES OTHER THAN INCOME TAXES	302,830	265,217
2.02.05.04	INCOME TAXES	23,893	23,554
2.02.05.05	OTHER LIABILITIES	28,471	29,099
2.02.05.06	FUNDS FOR CAPITALIZATION	8,159	8,678
2.03	DEFERRED INCOME	9,623	10,055
2.05	SHAREHOLDERS’ EQUITY	6,888,798	6,899,041
2.05.01	PAID UP CAPITAL	3,335,770	3,335,770
2.05.02	CAPITAL RESERVE	1,607,933	1,607,790
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/AFFILIATES	0	0
2.05.04	PROFIT RESERVES	251,238	251,238
2.05.04.01	LEGAL	251,238	251,238
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	DEFERRED INCOME	0	0
2.05.04.05	RETAINED EARNINGS	0	0
2.05.04.06	SPECIAL FOR UNPAID DIVIDENDS	0	0
2.05.05	RETAINED EARNINGS/ACCUMULATED LOSSES	1,693,857	1,704,243

03.01 – PARENT COMPANY QUARTERLY STATEMENT OF INCOME (IN THOUSANDS OF REAIS)
1 – CODE	2 – DESCRIPTION	3 – FROM 07/01/2002 TO 09/30/2002	4 – FROM 01/01/2002 TO 09/30/2002	5 – FROM 07/01/2001 TO 09/30/2001	6 – FROM 01/01/2001 TO 09/30/2001
3.01	GROSS REVENUE FROM SALES AND SERVICES	2,543,353	7,226,191	2,180,082	6,216,909
3.02	DEDUCTIONS FROM GROSS REVENUE	(717,198)	(2,019,688)	(602,771)	(1,692,899)
3.03	NET REVENUE FROM SALES AND SERVICES	1,826,155	5,206,503	1,577,311	4,524,010
3.04	COST OF GOODS AND SERVICES SOLD	(1,114,472)	(3,261,178)	(961,773)	(2,970,936)
3.05	GROSS PROFIT	711,683	1,945,325	615,538	1,553,074
3.06	OPERATING EXPENSES/REVENUE	(670,489)	(1,717,040)	(432,737)	(1,227,867)
3.06.01	SELLING EXPENSES	(225,970)	(590,083)	(172,355)	(554,844)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(149,015)	(465,396)	(144,000)	(425,751)
3.06.03	FINANCIAL	(313,181)	(717,841)	(87,516)	(184,390)
3.06.03.01	FINANCIAL INCOME	67,438	149,799	49,872	172,966
3.06.03.02	FINANCIAL EXPENSES	(380,619)	(867,640)	(137,388)	(357,356)
3.06.04	OTHER OPERATING REVENUE	56,551	190,256	30,057	179,815
3.06.05	OTHER OPERATING EXPENSES	(39,044)	(115,073)	(58,923)	(242,697)
3.06.06	EQUITY GAIN (LOSS)	170	(18,903)	0	0
3.07	OPERATING INCOME (LOSS)	41,194	228,285	182,801	325,207
3.08	NONOPERATING REVENUES (EXPENSES)	(31,218)	(105,709)	(27,612)	(103,919)
3.08.01	REVENUES	(83,086)	30,791	9,664	24,332
3.08.02	EXPENSES	51,868	(136,500)	(37,276)	(128,251)
3.09	INCOME (LOSS) BEFORE TAXES & MINORITY INTERESTS	9,976	122,576	155,189	221,288
3.10	PROVISION FOR INCOME TAX & SOCIAL CONTRIBUTION	(11,667)	(69,808)	(55,372)	(84,992)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	INTERESTS/STATUTORY CONTRIBUTIONS	(8,695)	(28,517)	(20,012)	(48,122)
3.12.01	INTERESTS	(8,695)	(28,517)	(20,012)	(48,122)
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON EQUITY	114,594	234,650	0	0
3.15	INCOME/LOSS FOR THE PERIOD	104,208	258,901	79,805	88,174

	NUMBER OF SHARES OUTSTANDING (THOUSAND)	537,272,350	537,272,350	530,291,845	530,291,845
	EARNINGS PER SHARE	0.00019	0.00048	0.00015	0.00017
	LOSS PER SHARE

04.01 – NOTES TO THE QUARTERLY INFORMATION

1 – Operations

Brasil Telecom S.A. is a Switched Fixed Telecommunications Service (STFC) concessionaire operating in Region II of the General Concession Plan, which includes the Brazilian States of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, and the Federal District This area, covered by local and long-distance telephone concessions, corresponds to 34% of the national territory (2,859,375 square kilometers).

The Company is a subsidiary of Brasil Telecom Participações S.A., founded on May 22, 1998 as a result of the privatization process of Telebrás System.

The company business, services offered and tariffs charged are regulated by the National Telecommunications Agency – ANATEL.

The quality and expansion targets of the Switched Fixed Telecommunications Service – STFC are available for information of interested parties in the web site of the National Telecommunications Agency – ANATEL, at the following address www.anatel.gov.br.

2 – Presentation of financial statements

Preparation criteria

The financial statements were prepared in accordance with accounting practices emanating from Brazilian corporate law, standards of the Brazilian Securities Commission – CVM and standards applicable to Switched Fixed Telecommunications Service – STFC concessionaires.

The Company is registered with the Securities and Exchange Commission – SEC and is subject to its standards. For complying with these requirements and to meet the market’s information needs, the Company adopts, as a principle, the practice of simultaneously publishing information in both markets in their respective languages.

On May 9, 2002, the Company joined Level 1 of the Corporate Governance Program of the São Paulo Stock Exchange – BOVESPA.

The notes to the financial statements are presented in thousands of Brazilian reais, unless otherwise stated.

The notes to the financial statements present, for each situation, information related to the Company and the consolidated financial statements, and are identified as Parent Company and Consolidated respectively.

Consolidated financial statements

The consolidation was made in accordance with CVM Instruction No. 247/96 and includes the wholly owned subsidiary BrT Serviços de Internet S.A. (BrTI), established in October 2001, engaged in the provision of Internet services and related activities.

Some of the principal consolidation procedures are:
•	Elimination of inter-company asset and liability balances, as well as of revenue and expenses of inter-company transactions;

•	Elimination of the investor’s shareholdings, reserves and accumulated results in the investee;

3 – Summary of significant accounting practices

a.      Cash and cash equivalents
Cash equivalents are high-liquidity investments that mature in the short term. They are recorded at cost, plus income earned to the balance sheet date, not exceeding market value.

b.      Trade accounts receivable

Receivables from users of telecommunications services are recorded at the amount of the tariff in effect on the date the service is rendered. Unbilled services provided to customers at the balance sheet date are also included in trade accounts receivable.

The allowance for doubtful accounts is recorded for receivables whose recovery is considered improbable. Receivables not realized in a 180-day period are mostly recorded as losses, in the income statement.

c.      Inventories

Stated at average acquisition cost, not exceeding replacement cost. Inventories are segregated into inventories for plant expansion and for maintenance. The inventories to be used in expansion are classified in property, plant and equipment (construction in progress) and inventories to be used in maintenance are classified as current and non-current assets. Obsolete items are recorded as allowance for losses.

d.      Investments

Investments in the subsidiary are carried under the equity method. Other investments are recorded at cost less allowance for probable losses, when necessary. The investments resulting from income tax incentives are recognized at the date of investment, and result in shares of companies with tax incentives or investment fund quotas. In the period between the investment date and receipt of shares or quotas, they remain recognized in non-current assets. The Company adopts the criterion of using the maximum percentage of tax allocation. These investments are regularly valued comparing their cost with their market prices. When the latter is lower, allowances for losses are recorded.

e.      Property, plant and equipment

Stated at cost of acquisition and/or construction, less accumulated depreciation. Financial charges for financing assets and construction in progress are capitalized.

Costs incurred that represent improvements (increase in installed capacity or useful life) are capitalized. Maintenance and repair costs are charged to income, on an accrual basis.

Depreciation is calculated using the straight-line method. Depreciation rates used are based on expected useful lives of the assets and in accordance with the standards of the Public Telecommunications Service. The principal rates used are set forth in Note 24.

f.       Deferred charges

Segregated between deferred charges on amortization and formation. Principal items are goodwill on the merger of Companhia Riograndense de Telecomunicações – CRT (a company merged to Brasil Telecom S.A. in December 2000), net of tax savings, costs incurred in installation, reorganization, data processing and other. Amortization is calculated using the straight-line method in accordance with the legislation in force. When the asset no longer generates benefits, it is written off against non-operating income.

g.      Income and Social Contribution Taxes
Corporate income tax and the social contribution on net income are accounted for on an accrual basis, based on the deferred and current calculation bases. Deferred taxes are recognized in assets or liabilities and are calculated considering temporary differences and other items.

h.      Loans and financing

Restated to balance sheet date for monetary or exchange variations and interest incurred to the balance sheet date. Hedge contracts are restated in the same way.

i.       Provision for contingencies

These provisions are recognized based on the risk assessment and quantified on economic grounds and on legal advisers’ opinions on litigation and other contingency factors known as of the balance sheet date.

j.       Recognition of revenues

Revenues from services rendered are accounted for on the accrual basis. Local calls are charged based on time measurement according to legislation in force. Revenues from sales of payphone cards are recorded upon sale. In the case of wireline terminals subscribed on a prepaid basis, the amounts sold are recorded as advances from clients and revenue is recognized as and when services are provided.

k.      Recognition of expenses

Expenses are recognized on the accrual basis, considering their relation with revenue realization. Expenses related to other periods are deferred.

l.       Financial revenue (expense), net

Financial revenue represents interest earned on accounts receivable settled after maturity, and gains on investments and hedge, if any. Financial expenses represent interest incurred and other charges on loans, financing and other financial transactions.

Interest on shareholders’ equity is also included in the financial expenses balance; for financial statement purposes, the recognized amounts are reversed to income accounts and reclassified as deductions against retained earnings, in shareholders’ equity.

m.      Research and development

Costs for research and development are recorded as expenses when incurred, except for costs related to generation of future revenue, which are recorded in deferred charges and amortized over five years as from start-up.

n.      Benefits to employees

Private pension plans and other retirement benefits sponsored by the Company for its employees are managed by SISTEL and Fundação CRT. Contributions are determined on an actuarial basis, when applicable, and accounted for on an accrual basis. As of December 31, 2001, to comply with CVM Instruction nº 371/00, the Company recorded the actuarial deficit in the balance sheet date against shareholders’ equity, excluding the corresponding tax effects. As from 2002, if new actuarial revaluations determine the need for adjustments to the provision, they will be recognized in income for the year, according to the above-mentioned CVM instruction. Additional information regarding private pension plans is given in Note 6.

o.      Employee Profit Sharing
The Company and its Subsidiary recognized a provision for employee profit sharing, and the calculation of the amount, which is paid in the year following recognition of the provision, is in accordance with the target program established with the labor union and a target plan established by management, applicable to management level.

p.      Earnings per share
Calculated based on the number of shares outstanding at the balance sheet date, represented by all shares issued less treasury shares.

q.      Recognition of reserves
The reserves set forth as per articles 193 to 197 of Law nº 6404/76, updated by Law nº 10,303/01, and the provision for dividends, will be recognized only at yearend.

4 – Related-party transactions

Related-party transactions refer to operations carried out by the Company with its parent company Brasil Telecom Participações S.A., BrT Serviços e Internet S.A., the wholly owned subsidiary and Vant Telecomunicações S.A. (VANT), a minority interest.

Transactions between related parties and the Company are carried out under normal prices and market conditions. The principal transactions are:

Brasil Telecom Participações S.A.
•	Dividends/interest on shareholders’ equity – Of the interest on equity credited in the quarter, the Parent Company received R$154,128. Of this amount, the part net of withholding tax will be recorded as accrued dividends at yearend. As of September 30, 2002, the balance of this liability is R$131,009, (R$92,884 as of June 30, 2002).

•	Loans with parent company – The debit balance as of September 30, 2002 arises from the spin-off of Telebrás and is indexed to exchange variation, plus interest of 1.75% per year, amounting to R$131,795 (R$100,871 as of June 30). Charges recognized in income for the quarter (financial expenses) were R$56,305 (R$28,197 for the equivalent quarter of the previous year).

•	Debentures – On January 27, 2001, the Company issued 1,300 private debentures, nonconvertible or exchangeable for any type of share, at the unit price of R$1,000, totaling R$1,300,000, for the purpose of financing part of its investment program. All these debentures were acquired by parent company Brasil Telecom Participações S.A. The nominal value of the debentures will be paid in three installments equivalent to 30%, 30%, and 40% with maturities on July 27, 2004, 2005, and 2006, respectively. The debenture remuneration is equivalent to 100% of CDI, paid semiannually. The balance of this liability as of September 30, 2002 is de R$1,338,747 (R$1,393,937 as of June 30, 2002) and charges recognized in income to the quarter represent R$169,875 (R$74,830 recognized in the equivalent quarter of 2001).

•	Accounts receivable and payable – Arising from transactions related to operating income/expenses due to use of installations, logistic support and other amounts. As of September 30, 2002, balance payable is R$360 (R$198 as of June 30, 2002) and the amounts recorded in income represent: Operating income: R$1,815. Operating expenses: R$256 (R$6,832 in 2001).

With BrT Serviços de Internet S.A.

•	Advances for future capital increase – As of September 30, 2002, the related amount is R$7,994 (R$16,439 as of June 30, 2002), and is recorded in non-current assets.

•	Other receivables and payables – Arising from transactions related to operating expenses/revenues for the use of installations and logistic support and telecommunications services. As of September 30, 2002, receivables amount to R$4,295 (R$2,362 as of June 30, 2002) and amounts recorded in operating result represent to the quarter represent R$9,183 for revenue and R$31,123 for expense.

With Vant Telecomunicações S.A.

•	Collateral – As of September 30, 2002 (and June 30, 2001) the amount deposited in collateral in guarantee of the future purchase of shares is R$15,575. This amount is recorded in non-current assets. VANT represents a minority ownership interest of the Company.

•	Advances for future capital increase – Balance of R$18,175 as of September 30, 2002 (R$10,872 as of June 30, 2002).

5 – Market value of financial assets and liabilities (financial instruments) and risk analysis

The Company and its Subsidiary assessed the book value of their assets and liabilities as compared to market or realizable values (fair value), based on information available and valuation methodologies adequate for each situation. The interpretation of market data regarding the choice of methodologies requires considerable judgment and determination of estimates to achieve an amount considered adequate for each situation. Accordingly, the estimates presented may not necessarily indicate the amounts that can be realized in the current market. The use of different assumptions for calculating market value or fair value may have a material effect on the amounts obtained. The selection of assets and liabilities presented in this Note was made based on their materiality. Those instruments whose value approximates to fair value and whose risk assessment is not significant are not mentioned. Even so, in cases where it is judged that it would provide greater clarity, they are demonstrated.

According to the type, financial instruments may involve known or unknown risks, the potential of such risks being important for best judgment. Therefore there may be risks with or without guarantees, depending on circumstantial or legal aspects. Amongst the principal market risk factors that can affect the Company’s business the following highlighted:

a.    Credit risk

Most services provided by the Company are related to the Concession Agreement and a significant part of these services is subject to the determination of tariffs by the regulatory agency. The credit policy, in case of public telecommunications services, is subject to legal standards established by the granting authority. The risk exists since the Subsidiary may incur losses arising from the difficulty in receiving amounts billed to customers; in this quarter, the Company’s default ratio was 2.59% (2.60% up to June 30, 2002). By means of internal controls, the level of accounts receivable is constantly monitored, thus limiting the risk of past due accounts by cutting access to the service (outgoing traffic) if the bill is overdue by more than thirty days. Exceptions are made for telephone services that must be maintained for national security or defense. As of September 30, 2002, the Subsidiary’s customer portfolio did not include subscribers whose receivables were individually higher than 1% of total service accounts receivable.

b.    Exchange rate risk

The Company has loans and financing contracted in foreign currency. The risk associated with these liabilities arises from possible exchange rate fluctuations, which may increase the balances of the liabilities. Loans subject to this risk represent approximately 9.22% (6.95% at the end of the previous quarter) of total liabilities. To minimize this type of risk, the Company enters into swap agreements with financial institutions to hedge foreign exchange exposure 38% (the same as June 30, 2002) of the debt portion in foreign currency is covered by hedge agreements. Unrealized positive or negative effects on these operations are recorded in income as gain or loss. To the quarter, net losses totaled R$53,186 (R$64,317 in the equivalent quarter of the previous year).

Net exposure as per book and market values, at the exchange rate prevailing on the balance sheet date, is as follows:
PARENT COMPANY
	9/30/02		6/30/02
	Book value	Market value	Book value	Market value
LIABILITIES
LOANS AND FINANCING	408,769	377,277	309,983	296,293
REDUCTION BY HEDGE COVERAGE	(47,563)	(28,382)	(15,758)	(15,758
TOTAL	361,206	348,895	294,225	280,535
CURRENT	52,075	58,803	59,755	55,502
LONG-TERM	309,131	290,092	234,470	225,033

The method used for calculating market value (fair value) of loans and financing in foreign currency and hedge instruments was discounted cash flow, at the market rates prevailing on the balance sheet date.

c.    Interest rate risk

The Company has loans and financing contracted in local currency subject to interest rates linked to the indexes TJLP, UMBNDES, CDI (DI rate – CETIP), etc. The risk inherent in these liabilities arises from possible variations in these rates. The Company has not entered into derivative agreements to hedge against this type of risk. However, there is constant monitoring of these market rates to assess possible derivative transactions as a hedge against the volatility risk of the rates.

In addition to loans and financing, the Company has issued debentures, private and public, nonconvertible into or exchangeable for shares. This liability was contracted at interest rates indexed to the CDI and the risk associated with this liability arises from the possible increase in CDI rates.

As of the balance sheet date, these liabilities are as follows:

PARENT COMPANY
	Book value
	9/30/02	6/30/02
LIABILITIES
LOANS INDEXED TO TJLP	2,081,202	2,155,292
LOANS INDEXED TO UMBNDES	89,481	69,829
LOANS INDEXED TO IGPM	23,161	23,292
OTHER	967	6,969
DEBENTURES – CDI	1,878,146	1,908,466
TOTAL	4,072,957	4,163,848
CURRENT	500,874	519,691
LONG-TERM	3,572,083	3,644,157

The book values above are equivalent to market values because the current contractual conditions for these types of financial instruments are similar to those under which they originated. In case of a hypothetical variation of 1% in the above-mentioned rates, unfavorable to the Company, the annual negative impact on income would be approximately R$5,632.

d.    Risk of not linking monetary restatement indexes to accounts receivable

Loan and financing rates contracted by the Company are not linked to the amounts of accounts receivable. Telephone tariff increases do not necessarily follow increases in local interest rates, which affect the Company’s debts. Consequently, a risk arises from this lack of linkage.

e. Contingency risks

Contingency risks are assessed according to loss hypotheses, as probable, possible or remote. Contingencies considered as probable risks are recorded in liabilities. Details of these risks are presented in Note 7.

f. Risks related to investments

The Company has investments carried under the equity method and stated at acquisition cost. BrT Serviços de Internet S.A. is a wholly owned subsidiary and this investment is carried under the equity method. There is no market value to assess the investment in the wholly owned subsidiary, as it is a closely held company. Expected future cash flows from this investment do not, direct or indirectly, induce expectations of risks.

Investments stated at cost are immaterial in relation to total assets, and the risk related to them would not significantly impact the Company’s results in case of significant losses on these investments.

g. Temporary cash investment risks

The Company and its subsidiary have temporary cash investments in exclusive financial investment funds (FIFs), the assets of which are represented solely by fixed-interest federal securities, and there is no credit risk in this type of operation. As of September 30, 2002, the Company had temporary cash investments in the amount of R$416,167 (R$493,503 as of June 30, 2002). Income earned to the balance sheet date is recorded in financial income in the amount of R$38,724 (R$53,457 in the equivalent quarter of 2001). The amounts related to the consolidated financial statements are R$416,219 (R$493,604 as of June 30, 2002) for investments and R$38,728 of income to the current quarter.

6 – Private pension plans – PENSION FUNDS

(A) Fundação Sistel de Seguridade Social (SISTEL)

The Company sponsors through SISTEL the TCSPREV plan, which is a defined-contribution plan that covers approximately 78% of the employees. It also sponsors the Assistance Plan PAMEC-BrT, for assisted participants of TCSPREV linked to the PBT-BrT group. It also sponsors, jointly with other SISTEL sponsors (companies derived from the spin-off of the former Telebrás System), the PBS-A (defined-benefit plan), for participants already covered on January 31, 2000 and the PAMA-Health Care Plan for Retired Employees (defined-contribution), for participants linked with the PBS-A and covered by the TCSPREV plan belonging to the PBS-TCS group. The PBS-A plan is running a surplus and no assets were recognized by the Company as sponsor due to the legal impossibility of reimbursing the surplus. No further contributions are planned for the future. Regarding PAMA, in accordance with a legal/actuarial evaluation, the Company’s liability is exclusively limited to future contributions.

To the quarter, the company’s part of contributions amounted to R$11,222 to TCSPREV and R$109 to PAMA. There are currently no contributions to the remaining plans.

(B) Fundação dos Empregados da Cia. Riograndense de Telecomunicações – FCRT

The Company sponsors the FCRT, the principal purpose of which is maintaining plans to supplement retirement, pension and other benefits by the official social security system to participants and which currently attends around 11% of the staff. The actuarial system used to determine costing is the collective capitalization method, evaluated annually by an independent actuary.

Contributions established for the plan

Regular contributions

In the quarter, they were equivalent to an average of 5.21% of the payroll of participants linked to the foundation plans, and participants contribute at variable rates, according to their salary ranges. The average rate of participants’ contributions in the quarter was 4.66%. Regular contributions by the Company to the quarter were R$2,439.

Amortization contributions

The maximum settlement period for amortizing the technical reserve, with respect to the current value of the Company’s supplementary contribution, is twenty years as from January 2002. Contributions towards the actuarial deficit to the quarter were R$11,025, equivalent to an average 23.57% of the participants’ payroll.

CVM Resolution nº 371/2000, which approved NPC 26 issued by IBRACON

On December 31, 2001, an evaluation of the plans managed by FCRT was made, and an actuarial insufficiency (deficit) of R$490,744 was determined. The Company recognized on that date a provision for the total deficit, as established in the aforementioned Resolution. In view of the amortizations of this deficit to the quarter, the provision balance as of September 30, 2002 is R$479,718 (R$482,811 as of June 30, 2002). Due to the monitoring performed by the Company, through a quarterly actuarial evaluation, the current accrued balance was not affected so as to require adjustments, and is stated in accordance with the cited CVM Resolution.

Approval of BrTPREV benefits plan

FCRT obtained approval by the Supplementary Pensions Department to introduce a defined-contribution plan called BrTPREV. Further details are given in note 36 dealing with subsequent events.

7 – Provisions for contingencies

The Company regularly performs assessments of its contingency risks, and also reviews litigation taking into consideration the legal, economic and accounting aspects. The assessment of these risks is aimed at classifying them according to the chances of an unfavorable outcome amongst the alternatives of probable, possible or remote, taking into account, as applicable, the opinion of legal advisers.

For contingencies with risks classified as probable, provisions are recognized. Contingencies classified as possible or remote are discussed in this note. In certain situations, as required by law, escrow deposits are made to ensure the continuity of the lawsuits in progress. These lawsuits are in progress in various courts, including administrative, lower, and higher courts.

Labor claims

The provision for labor claims includes an estimate by Company management, supported by the opinion of its legal advisors, of the probable losses related to suits filed by former employees of the Company and service providers.

Tax suits

The provision for tax contingencies refers principally to matters related to tax assessments due to differences in interpretation of the tax legislation by the Company’s legal advisors and the tax authorities. These differences, if decided in court in favor of the Company, may represent future gains. The taxes pending future homologation by tax authorities are subject to total elimination of the tax debt on expiry of the limitation period.

Civil suits

The provisions for civil contingencies refer to cases related to contractual adjustments arising from Federal Government economic plans, and other cases.

The contingencies for risks considered probable, for which provisions are recorded in liabilities, have the following balances:
PARENT COMPANY
TYPE	9/30/02	6/30/02
LABOR	329,407	331,123
TAX	12,728	11,553
CIVIL	62,425	54,949
TOTAL	404,560	397,625
CURRENT	63,488	62,989
LONG-TERM	341,072	334,636

The composition of contingencies with risks considered possible, and which are therefore not covered by provisions, is the following:

PARENT COMPANY
TYPE	9/30/02	6/30/02
LABOR	411,973	368,115
TAX	452,322	433,776
CIVIL	224,225	133,922
TOTAL	1,088,520	935,813

In addition to the above-mentioned suits there are also contingencies for risks considered remote, amounting to R$630,759 (R$573,317 as of June 30, 2002).

Escrow deposits related to contingencies and challenged taxes (suspended collection) are shown in Note 21.

8 – Shareholders’ equity

Capital

Subscribed and paid-up capital as of September 30, 2002 (and June 30, 2002) is R$3,335,770, represented by the following shares without par value:
In thousand shares
TYPE OF SHARE	9/30/02	6/30/02
COMMON	243,564,130	243,564,130
PREFERRED	295,569,090	295,569,090
TOTAL	539,133,220	539,133,220

	9/30/02	6/30/02
BOOK VALUE PER THOUSAND SHARES (R$)	12.82	12.85

Rights of preferred shares

Preferred shares are nonvoting, except for the hypotheses set forth in the paragraphs 1 to 3 of article 12 of the bylaws, and have priority in the redemption of capital, without premium, and in the payment of non-cumulative annual minimum dividends of 6% of the amount obtained by dividing the subscribed capital by the number of total Company shares, calculated on a pro rata basis.

•	Capital reserves – Capital reserves are recognized in accordance with the following practices:

–	Reserve for premium on subscription of shares: results from the difference between the amount paid on subscription and the portion allocated to capital.

–	Special merger goodwill reserve: represents the net value of the balancing item of goodwill recorded in deferred charges as required by CVM Instructions nº 319/99 and nº 320/99. When the corresponding tax credits are used, the reserve is capitalized annually, in the name of the controlling shareholder, observing the preemptive rights of the other shareholders.

–	Investment donations and subsidies: represent donations and subsidies received, the balancing entry of which is an asset received by the Company.

–	Special monetary restatement reserve – Law nº 8,200/91: recognized in view of the adjustments of the special monetary restatement of permanent assets, for the purpose of compensating for the distortions in restatement indices prior to 1991.

–	Other capital reserves: comprise the balancing entry to the interest on construction in progress incurred to December 31, 1998 and by the funds invested in income tax incentives.

•	Profit reserves: The revenue reserves are recognized in accordance with the following practices:

–	Statutory reserve: recognized at the end of each year, represents the allocation of five percent of annual net earnings, up to a limit of twenty percent of paid-up capital or thirty percent of capital plus capital reserves. This reserve is only used to increase capital or offset losses.

–	Retained earnings balance: constituted at the end of each financial year, comprises the remaining balances of net income for the financial year, adjusted under the terms of article 202 of Law nº 6,404/76, or by recording adjustments from prior years, if applicable.

•	Treasury shares: the Book value per thousand shares was calculated net of 1,860,870 preferred shares held in treasury (2,124,861 thousand as of June 30, 2002), for complying with a possible court decision of interest to prospective CRT subscribers, related to the intended capital increase of 1996.

•	Dividends and interest on equity: The dividends are calculated at the end of the financial year in accordance with Company bylaws and corporate law. Statutory minimum dividends are calculated in accordance with article 202 of Law 6,404/76 and preferred or priority dividends are calculated in accordance with Company bylaws. As a result of a resolution by the Board of Directors, the Company may pay or credit, as dividends, interest on equity (JSCP) under the terms of article 9, paragraph 7, of Law 9249, dated December 26, 1995. The interest paid or credited will be offset against the minimum statutory dividend. Up to the end of the quarter interest on equity was credited to shareholders to a total of R$234,650 (R$120,056 up to June 30, 2002), which will be allocated to dividends, net of income tax, as part of the proposed allocation of income for the 2002 financial year, to be submitted for approval by the general shareholders’ meeting.

	9/30/02	6/30/02
INTEREST ON SHAREHOLDERS’ EQUITY CREDITED	234,650	120,056
COMMON SHARES	106,415	54,463
PREFERRED SHARES	128,235	65,593
WITHHOLDING TAX (IRRF)	(35,198)	(18,008
NET INTEREST ON SHAREHOLDERS’ EQUITY	199,452	102,048

9 – Net operating revenue from telecommunications services

PARENT COMPANY	CONSOLIDATED
	9/30/02	9/30/01	9/30/02
LOCAL SERVICE	4,340,189	3,876,189	4,340,189
CONNECTION FEES	26,671	55,703	26,671
BASIC SUBSCRIPTION	1,928,975	1,618,975	1,928,975
METERED SERVICE CHARGES	968,877	1,017,093	968,877
FIXED TO MOBILE CALLS – VC1	1,327,613	1,132,483	1,327,613
RENT	4,429	6,676	4,429
OTHER	83,624	45,259	83,624
LONG-DISTANCE SERVICES	1,292,699	980,857	1,292,699
INTER-SECTORIAL FIXED	772,419	591,864	772,419
INTRA-REGIONAL FIXED (INTER-SECTORIAL)	250,957	202,855	250,957
FIXED TO MOBILE CALLS – VC2 AND VC3	268,872	185,611	268,872
INTERNATIONAL	451	527	451
INTERCONNECTION (USE OF NETWORK)	564,051	587,590	564,051
FIXED-FIXED	434,400	456,808	434,400
MOBILE-FIXED	128,510	130,782	128,510
TRANSPORT	1,141	–	1,141
LEASE OF FACILITIES	180,692	151,131	180,692
PUBLIC TELEPHONE SERVICE	254,778	243,604	254,778
DATA TRANSMISSION	370,287	196,761	362,922
SUPPLEMENTARY, INTELLIGENT NETWORK & ADVANCED SERVICES	200,851	152,304	200,502
OTHER	22,644	28,473	24,505
GROSS OPERATING REVENUE	7,226,191	6,216,909	7,220,338
TAXES ON GROSS REVENUE	(1,947,172)	(1,618,136)	(1,950,384)
OTHER DEDUCTIONS FROM GROSS REVENUE	(72,516)	(74,763)	(72,516)
NET OPERATING REVENUE	5,206,503	4,524,010	5,197,438

10 – Cost of services provided

PARENT COMPANY	CONSOLIDATED
	9/30/02	9/30/01	9/30/02
PERSONNEL	(118,053)	(142,998)	(118,391)
MATERIALS	(60,329)	(71,592)	(60,329)
THIRD-PARTY SERVICES	(388,937)	(332,982)	(390,154)
INTERCONNECTION	(1,120,097)	(917,649)	(1,120,097)
RENT, LEASING AND INSURANCE	(127,871)	(119,786)	(162,088)
CONNECTION FACILITIES	(10,640)	(17,321)	(8,696)
FISTEL	(8,517)	(6,836)	(8,517)
DEPRECIATION AND AMORTIZATION	(1,424,179)	(1,358,515)	(1,424,179)
OTHER	(2,555)	(3,257)	(2,554)
TOTAL	(3,261,178)	(2,970,936)	(3,295,005)

11 – Selling expenses

PARENT COMPANY	CONSOLIDATED
	9/30/02	9/30/01	9/30/02
PERSONNEL	(79,893)	(106,466)	(80,631)
MATERIALS	(1,232)	(2,967)	(1,488)
THIRD-PARTY SERVICES	(300,515)	(180,379)	(274,700)
RENT, LEASING AND INSURANCE	(5,730)	(1,694)	(5,812)
PROVISION FOR DOUBTFUL ACCOUNTS	(12,782)	(74,355)	(12,993)
LOSSES ON ACCOUNTS RECEIVABLE	(186,802)	(185,064)	(186,802)
DEPRECIATION AND AMORTIZATION	(2,895)	(3,559)	(2,895)
OTHER	(234)	(360)	(234)
TOTAL	(590,083)	(554,844)	(565,555)

12 – General and administrative

PARENT COMPANY	CONSOLIDATED
	9/30/02	9/30/01	9/30/02
PERSONNEL	(110,373)	(112,034)	(111,205)
MATERIALS	(2,839)	(5,429)	(2,850)
THIRD-PARTY SERVICES	(246,556)	(234,736)	(248,718)
RENT, LEASING AND INSURANCE	(50,244)	(41,021)	(47,581)
DEPRECIATION AND AMORTIZATION	(54,229)	(31,284)	(55,031)
OTHER	(1,155)	(1,247)	(1,157)
TOTAL	(465,396)	(425,751)	(466,542)

13 – Other operating revenue (expense)
PARENT COMPANY	CONSOLIDATED
	9/30/02	9/30/01	9/30/02
TECHNICAL AND ADMINISTRATIVE SERVICES	24,665	24,194	24,414
INFRASTRUCTURE LEASE-OTHER TELECOM COMPANIES	21,979	19,723	21,934
FINES	53,622	43,658	53,622
RECOVERED TAXES AND EXPENSES	26,923	24,794	26,923
WRITE-OFF OF REVENUE IN PROCESS OF CLASSIFICATION	20,068	–	20,068
PRESCRIBED DIVIDENDS	6,468	19,105	6,468
DIVIDENDS FROM INVESTMENTS VALUED AT COST	2,108	2,237	2,108
LAY OFF PROGRAM	(3,295)	(55,928)	(3,295)
TAXES (OTHER THAN ON GROSS REVENUE, INCOME & SOCIAL CONTRIBUTION TAXES).	(17,734)	(17,591)	(17,734)
DONATIONS AND SPONSORSHIPS	(22,189)	(10,271)	(22,189)
CONTINGENCIES-PROVISION/REVERSAL	(36,688)	4,631	(36,688)
REVERSAL OF OTHER PROVISIONS	9,439	666	9,439
INDEMNITY OF TELEPHONY SERVICES	(308)	(9,416	(308)
WRITE-OFF OF AMOUNTS FOR INTERCONNECTION	–	(74,963)	–
WRITE-OFF OF AMOUNTS FOR LEASE OF FACILITIES	–	(5,960)	–
WRITE-OFF OF AMOUNTS RECOVERABLE & OTHER CREDITS	(6,727)	(19,842)	(6,727)
OTHER REVENUE/EXPENSES	(3,148)	(7,919)	(2,939)
TOTAL	75,183	(62,882)	75,096

14 – Financial income (expenses)

PARENT COMPANY	CONSOLIDATED
	9/30/02	9/30/01	9/30/02
FINANCIAL INCOME	149,799	172,966	150,733
LOCAL CURRENCY	94,854	108,045	95,788
ON FOREIGN CURRENCY RIGHTS	54,945	64,921	54,945
FINANCIAL EXPENSES	(867,640)	(357,356)	(867,747)
LOCAL CURRENCY	(467,177)	(224,208)	(467,284)
ON FOREIGN CURRENCY LIABILITIES	(165,813)	(133,148)	(165,813)
INTEREST ON EQUITY	(234,650)	–	(234,650)
TOTAL	(717,841)	(184,390)	(717,014)

The interest on equity was reversed in the statement of income and deducted from retained earnings, in shareholders’ equity, in accordance with CVM Resolution nº 207/96.

15 – Non-operating income (expenses)

PARENT COMPANY
	9/30/02	9/30/01
AMORTIZATION OF GOODWILL ON MERGER	(93,011)	(93,011)
PROVISION/REVERSAL REALIZABLE VALUE & FIXED ASSET LOSSES	(14,440)	(13,431)
OTHER REVENUES (EXPENSES)	1,742	2,523
TOTAL	(105,709)	(103,919)

16 – Income and social contribution taxes
PARENT COMPANY
	9/30/02	9/30/01
INCOME BEFORE TAXES AND AFTER PROFIT SHARING	94,059	173,166
EXPENSE RELATED TO SOCIAL CONTRIBUTION TAX (9%)	8,465	15,585
PERMANENT ADDITIONS	10,637	9,597
PERMANENT EXCLUSIONS	(847)	(2,010)
SOCIAL CONTRIBUTION TAX IN INCOME STATEMENT	18,255	23,172
INCOME TAX EXPENSE (10%+15%=25%)	23,515	43,292
PERMANENT ADDITIONS	31,541	27,453
PERMANENT EXCLUSIONS	(3,110)	(5,842)
OTHER	(393)	(3,083)
CORPORATE INCOME TAX EXPENSE IN INCOME STATEMENT	51,553	61,820
INCOME & SOCIAL CONTRIBUTION TAXES IN INCOME STATEMENT	69,808	84,992

Income and social contribution taxes are recognized on the accrual basis of accounting. Temporary differences are deferred.

17 – Cash and cash equivalents

PARENT COMPANY	CONSOLIDATED
	9/30/02	6/30/02	9/30/02	6/30/02
CASH	39	59	40	59
BANKS	172,691	30,737	173,001	30,883
TEMPORARY CASH INVESTMENTS	416,167	493,503	416,219	493,604
TOTAL	588,897	524,299	589,260	524,546

Temporary cash investments represent amounts invested in exclusive investment funds managed by institutions specialized in the management of financial resources. These investment funds are backed by federal bonds, with an average yield equivalent to DI CETIP (CDI).

Cash flow statement

The cash flow statement cover the accumulated movements of operations as from the beginning of the current financial year to the balance sheet date.
PARENT COMPANY	CONSOLIDATED
	9/30/02	6/30/02	9/30/02	6/30/02
OPERATIONS
NET EARNINGS FOR THE PERIOD	258,901	154,693	258,901	154,693
INCOME ITEMS NOT AFFECTING CASH FLOW	2,400,074	1,580,633	2,382,185	1,562,188
DEPRECIATION AND AMORTIZATION	1,481,304	972,447	1,482,106	972,981
LOSSES ON ACCOUNTS RECEIVABLE FOR SERVICES	177,127	118,150	177,127	118,150
PROVISION FOR DOUBTFUL ACCOUNTS	12,782	9,282	12,993	9,376
PROVISION FOR CONTINGENCIES	29,144	22,070	29,144	22,070
DEFERRED TAXES	31,730	20,308	31,730	20,308
AMORTIZATION OF GOODWILL PAID ON ACQUISITION OF INVESTMENTS	93,011	62,007	93,011	62,007
RESULT OF WRITING OFF PERMANENT ASSETS	24,425	16,588	24,425	16,588
FINANCIAL EXPENSES	517,933	304,103	517,933	304,103
EQUITY GAIN (LOSS)	18,903	19,073	–	–
OTHER EXPENSES/INCOME	13,715	36,605	13,716	36,605
CHANGES IN EQUITY	(561,819)	(406,657)	(555,494)	(402,514)
CASH FLOW FROM OPERATIONS	2,097,156	1,328,669	2,085,592	1,314,367

FINANCING
DIVIDENDS/INTEREST ON EQUITY PAID IN THE PERIOD	(189,035)	(162,091)	(189,035)	(162,091)
LOANS AND FINANCING	(203,650)	78,662	(203,650)	78,662
LOANS OBTAINED	531,853	525,748	531,853	525,748
LOANS SETTLED	(325,489)	(200,314)	(325,489)	(200,314)
INTEREST PAID	(410,014)	(246,772)	(410,014)	(246,772)
INCREASES TO SHAREHOLDERS’ EQUITY	234	91	234	91
OTHER CASH FLOW FROM FINANCING	–	518	–	518
CASH FLOW FROM FINANCING	(392,451)	(82,820)	(392,451)	(82,820)

INVESTMENTS
SHORT TERM CASH INVESTMENTS	(3,276)	(709)	(8,275)	(2,745)
SUPPLIER’S CREDITS	(407,462)	(295,774)	(396,877)	(294,023)
FUNDS RECEIVED FROM THE SALE OF PERMANENT ASSETS	15,266	8,584	15,266	8,584
INVESTMENTS IN FIXED ASSETS	(1,053,987)	(771,837)	(1,052,380)	(770,180)
OTHER INVESTMENT FLOWS	2,393	6,928	7,022	20,000
CASH FLOW FROM INVESTMENTS	(1,447,066)	(1,052,808)	(1,435,244)	(1,038,364)

CASH FLOW DURING THE PERIOD	257,639	193,041	257,897	193,183

CASH AND CASH EQUIVALENTS
CLOSING BALANCE	588,897	524,299	589,260	524,546
OPENING BALANCE	331,258	331,258	331,363	331,363
VARIATION IN CASH AND CASH EQUIVALENTS	257,639	193,041	257,897	193,183

18 – Trade accounts receivable
PARENT COMPANY	CONSOLIDATED
	9/30/02	6/30/02	9/30/02	6/30/02
UNBILLED AMOUNTS	515,806	475,083	513,881	473,158
BILLED AMOUNTS	1,165,148	1,067,076	1,162,592	1,065,143
ALLOWANCE FOR DOUBTFUL ACCOUNTS	(156,347)	(152,847)	(156,559)	(152,941)
TOTAL	1,524,607	1,389,312	1,519,914	1,385,360
CURRENT	993,441	892,356	986,311	887,631
PAST DUE - 01 TO 30 DAYS	296,561	278,730	297,494	279,068
PAST DUE - 31 TO 60 DAYS	93,462	111,641	94,244	111,855
PAST DUE - 61 TO 90 DAYS	71,656	67,376	71,996	67,487
PAST DUE - OVER 90 DAYS	225,834	192,056	226,428	192,260

19 – Loans and financing

PARENT COMPANY	CONSOLIDATED
	9/30/02	6/30/02	9/30/02	6/30/02
LOANS AND FINANCING	9,153	6,586	14,152	8,622
TOTAL	9,153	6,586	14,152	8,622
CURRENT	2,120	1,138	7,119	3,174
NONCURRENT	7,033	5,448	7,033	5,448

The loans and financing assets are subject to variation of the CDI, IGP-DI and IPA-OG/Industrial Products of Column 27 published by Getúlio Vargas Foundation - FGV.

20 – Deferred and recoverable taxes

Deferred income and social contribution taxes

PARENT COMPANY
	9/30/02	6/30/02
SOCIAL CONTRIBUTION TAX
DEFERRED SOCIAL CONTRIBUTION TAX ON:
PROVISION FOR CONTINGENCIES	32,946	32,440
ALLOWANCE FOR DOUBTFUL ACCOUNTS	14,071	13,756
PROVISION FOR EMPLOYEE PROFIT SHARING	1,868	1,329
GOODWILL ON THE ACQUISITION OF CRT	49,856	53,643
PROVISION FOR ACTUARIAL INSUFFICIENCY COVERAGE - FCRT	38,684	38,962
OTHER PROVISIONS	3,205	2,419
SUBTOTAL	140,630	142,549
CORPORATE INCOME TAX
DEFERRED INCOME TAX ON:
PROVISION FOR CONTINGENCIES	100,972	99,406
ALLOWANCE FOR DOUBTFUL ACCOUNTS	39,087	38,212
PROVISION FOR EMPLOYEE PROFIT SHARING	5,188	3,692
ICMS - 69/98 AGREEMENT	27,249	25,719
GOODWILL ON ACQUISITION OF CRT	149,884	161,717
PROVISION FOR ACTUARIAL INSUFFICIENCY COVERAGE - FCRT	119,930	120,703
PROVISION FOR COFINS/CPMF SUSPENDED COLLECTION	11,891	12,495
OTHER PROVISIONS	12,460	7,787
SUBTOTAL	466,661	469,731
TOTAL	607,291	612,280
CURRENT	168,857	162,424
NONCURRENT	438,434	449,856

In accordance with the provisions of CVM Instruction nº 371/02 and CVM Ruling nº 273/98, with respect to the deferred income tax and social contribution on net income assets derived from temporary differences for September 30, 2002, to the amount of R$607,291, the Company envisages the following realization capacity: (i) of the tax credit for the merger goodwill, to the amount of R$199,740, within the period allowed under the tax legislation, according to the monthly portions of goodwill amortization, up to 2005; (ii) for the tax credit of the amount provisioned to cover the actuarial insufficiency of the FCRT, to the amount of R$158,614, within up to 19 years and 3 months, coinciding with the maximum period stipulated in the current amortization plan, in accordance with the requirements of the Supplementary Pensions Department; and (iii) the balance of the asset to the amount of R$248,937, within a maximum period of one fiscal year, from the time when each remaining type of deferred tax asset shown above is considered realizable. With respect to the consolidated effect the amounts are the same, since the amount of R$6,422 was not recognized as a deferred tax asset of the wholly-owned subsidiary BrTI, since there was no income projection up to the end of the quarter to establish a period during which the negative CSLL calculation base and tax loss of the subsidiary could be offset.

Also in accordance with the requirements of the above-mentioned CVM Instruction, the issue of recovering tax credits will be submitted for analysis by the Company’s Board of Directors and Fiscal Board.

Other tax carry forwards available for offset
PARENT COMPANY	CONSOLIDATED
	9/30/02	6/30/02	9/30/02	6/30/02
CORPORATE INCOME TAX	28,673	19,360	28,673	19,360
SOCIAL CONTRIBUTION TAX	7,132	8,275	7,132	8,275
ICMS	309,003	329,180	309,003	329,180
PIS, COFINS AND OTHER	5,396	3,735	5,398	3,735
TOTAL	350,204	360,550	350,206	360,550
CURRENT	152,506	163,990	152,508	163,990
NONCURRENT	197,698	196,560	197,698	196,560

21 – Escrow deposits

Balances of escrow deposits related to contingencies and challenged taxes (suspended collection):

PARENT COMPANY
NATURE OF RELATED LIABILITIES	9/30/02	6/30/02
LABOR	140,764	130,122
CIVIL	9,834	7,734
TAX
CHALLENGED TAXES - ICMS 69/98 AGREEMENT	108,704	103,029
OTHER	54,198	52,544
TOTAL	313,500	293,429
CURRENT	37,430	36,163
NONCURRENT	276,070	257,266

22 – Other assets
PARENT COMPANY	CONSOLIDATED
	9/30/02	6/30/02	9/30/02	6/30/02
RECEIVABLES FROM OTHER TELECOM COMPANIES	62,810	70,692	62,810	70,694
ADVANCES TO SUPPLIERS	18,747	52,409	23,139	61,531
CONTRACTUAL GUARANTEES AND RETENTIONS	15,787	15,787	15,787	15,787
ADVANCES TO EMPLOYEES	30,159	29,720	30,180	29,753
RECEIVABLES FROM SALE OF ASSETS	6,231	3,106	6,231	3,106
PREPAID EXPENSES	44,083	37,089	44,087	37,093
ASSETS FOR SALE	5,967	6,072	5,967	6,072
TAX INCENTIVES	14,473	14,473	14,473	14,473
OTHER	13,058	5,298	12,731	5,046
TOTAL	211,315	234,646	215,405	243,555
CURRENT	140,583	159,375	144,673	168,284
NONCURRENT	70,732	75,271	70,732	75,271

23 – Investments

PARENT COMPANY	CONSOLIDATED
	9/30/02	6/30/02	9/30/02	6/30/02
INVESTMENT CARRIED UNDER THE EQUITY METHOD	9,438	9,268	–	–
INVESTMENTS STATED AT COST	42,998	42,998	52,998	52,998
TAX INCENTIVES (NET OF ALLOWANCE FOR LOSSES)	26,555	25,928	26,555	25,928
OTHER INVESTMENTS	350	350	350	350
TOTAL	79,341	78,544	79,903	79,276

•	Investments carried under the equity method: include the Company’s ownership interest in BrT Serviços de Internet S.A., a wholly-owned subsidiary, the principal data of which on September 30, 2002 are the following:

BrTI
SHAREHOLDERS’ EQUITY	9,438
CAPITAL	28,341
SHARE BOOK VALUE (R$)	333,03
NET INCOME FOR THE QUARTER	(18,903)
NUMBER OF SHARES HELD BY PARENT COMPANY
COMMON SHARES	28,341
% OWNERSHIP INTEREST IN SUBSIDIARY’S CAPITAL	100%
EQUITY GAIN (LOSS) TO THE QUARTER	(18,903)

•	Investments stated at cost: represented by the minority interests purchased, of which VANT can be highlighted, in the amount of R$3,870, as of September 30, 2002 (and June 30, 2002), and for the Consolidated as of September 30, 2002 (and June 30, 2002) R$10,000 invested by BrTI in IBEST Holding Corporation. Ownership interests obtained by converting the tax incentive investments in regional FINOR/FINAM funds into shares or capital quotas, or those investments based on the Law of Incentive to Information Technology Companies or the Audiovisual Law are also included. Most shares are of other telecommunication companies located in the regions covered by these regional incentives.

•	Tax incentives: arise from investments in FINOR/FINAM and audiovisual funds, originated from the investment of allowable portions of income tax due.

•	Other investments: are related to cultural assets.

24 – Property, plant and equipment

PARENT COMPANY
TYPE OF ASSET	9/30/02				6/30/02
	ANNUAL DEPRECIATION RATES	COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE	NET BOOK VALUE
CONSTRUCTION IN PROGRESS	–	1,406,032	–	1,406,032	1,829,292
PUBLIC SWITCHING EQUIPMENT	20%	5,695,388	(4,306,816)	1,388,572	1,412,595
TRANSMISSION EQUIPMENT AND MEANS	5% TO 20%	10,457,188	(6,452,777)	4,004,411	3,942,801
TERMINATORS	20%	465,857	(355,086)	110,771	97,212
DATA COMMUNICATION EQUIPMENT	20%	425,316	(177,129)	248,187	174,495
BUILDINGS	4%	880,103	(461,123)	418,980	422,270
INFRASTRUCTURE	4% TO 20%	3,217,074	(1,413,440)	1,803,634	1,747,564
ASSETS FOR GENERAL USE	5% TO 20%	574,787	(355,896)	218,891	213,170
LAND	–	88,520	–	88,520	88,474
OTHER ASSETS	5% TO 20%	334,359	(135,015)	199,344	204,834
TOTAL		23,544,624	(13,657,282)	9,887,342	10,132,707

CONSOLIDATED
TYPE OF ASSET	9/30/02				6/30/02
	ANNUAL DEPRECIATION RATES	COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE	NET BOOK VALUE
CONSTRUCTION IN PROGRESS	–	1,406,102	–	1,406,102	1,829,315
PUBLIC SWITCHING EQUIPMENT	20%	5,695,388	(4,306,816)	1,388,572	1,412,594
TRANSMISSION EQUIPMENT AND MEANS	5% TO 20%	10,457,188	(6,452,777)	4,004,411	3,942,801
TERMINATORS	20%	465,868	(355,088)	110,780	97,221
DATA COMMUNICATION EQUIPMENT	20%	425,316	(177,129)	248,187	174,495
BUILDINGS	4%	880,103	(461,123)	418,980	422,270
INFRASTRUCTURE	4% TO 20%	3,217,074	(1,413,440)	1,803,634	1,747,564
ASSETS FOR GENERAL USE	5% TO 20%	574,959	(355,909)	219,050	213,334
LAND	–	88,520	–	88,520	88,474
OTHER ASSETS	5% A 20%	334,359	(135,014)	199,345	204,833
TOTAL		23,544,877	(13,657,296)	9,887,581	10,132,901

Rentals

The Company rents properties, posts, rights of way (roads), equipment and connection means, formalized through several contracts, which expire on different dates. Some of these contracts are intrinsically related to the provision of services and are long-term agreements. Total rental expenses related to such contracts for the quarter, attributed to the Company, are R$120,227 (R$118,811 in 2001) and R$116,707 for the consolidated.

Leasing

The Company has lease contracts for information technology equipment. This type of leasing is also used for aircraft to be used in consortium with other companies. The Company participation in the consortium is 54.43%. Leasing expenses recorded to the quarter amounted to R$34,420 (R$27,998 in 2001).

Insurance

A Company has a program of insurance policies to cover reversible assets and loss of profits as established in the Concession Contract with the government. Insurance expenses to the quarter were de R$5,602 (R$2,542 in 2001).

The principal risks not covered by insurance are:
•	Contractual Civil Liability: refers to contracts with customers for cases of damage or legal claims; and

•	Optional Civil Liability: refers to the coverage of Company vehicles for the case of damages involving third parties.

25 – Deferred charges

PARENT COMPANY
	9/30/02			6/30/02
	COST	ACCUMULATED AMORTIZATION	NET AMOUNT	NET AMOUNT
GOODWILL ON CRT MERGER	620,073	(227,360)	392,713	423,716
INSTALLATION/REORGANIZATION COSTS	20,606	(1,568)	19,038	17,519
DATA PROCESSING SYSTEMS	131,993	(19,089)	112,904	53,372
OTHER	39,804	(5,201)	34,603	34,008
TOTAL	812,476	(253,218)	559,258	528,615

The goodwill is derived from the merger of CRT and is being amortized over five years, based on expected future profitability. As established by CVM Instruction nº 319/99 the goodwill amortization does not affect the calculation basis of dividends to be paid by the Company.

CONSOLIDATED
	9/30/02			6/30/02
	COST	ACCUMULATED AMORTIZATION	NET AMOUNT	NET AMOUNT
GOODWILL ON CRT MERGER	620,073	(227,360	392,713	423,716
INSTALLATION/REORGANIZATION COSTS	31,118	(2,357	28,761	27,504
DATA PROCESSING SYSTEMS	131,993	(19,089	112,904	53,372
OTHER	39,804	(5,201	34,603	34,009
TOTAL	822,988	(254,007	568,981	538,601

26 – Payroll and related charges
PARENT COMPANY	CONSOLIDATED
	9/30/02	6/30/02	9/30/02	6/30/02
SALARIES AND COMPENSATION	2,244	1,180	2,260	1,186
PAYROLL CHARGES	70,675	64,881	71,058	65,140
BENEFITS	5,756	7,331	5,772	7,344
OTHER	–	562	–	562
TOTAL	78,675	73,954	79,090	74,232
CURRENT	68,296	65,000	68,708	65,277
LONG TERM	10,379	8,954	10,382	8,955

Long-term amounts refer to the social contribution to the Severance Pay Fund (FGTS), established by Supplementary Law nr 110/01, the collection of which is suspended, in accordance with an injunction obtained. However, additional contributions levied on payroll and termination amounts are accrued, until a final decision is reached.

27 – Accounts payable and accrued expenses

PARENT COMPANY	CONSOLIDATED
	9/30/02	6/30/02	9/30/02	6/30/02
TRADE ACCOUNTS PAYABLE	782,233	929,694	787,353	930,721
THIRD-PARTY CONSIGNMENTS	85,051	80,786	85,083	80,804
TOTAL	867,284	1,010,480	872,436	1,011,525
CURRENT	863,603	993,483	868,755	994,528
LONG-TERM	3,681	16,997	3,681	16,997

28 – Taxes other than income taxes

PARENT COMPANY	CONSOLIDATED
	9/30/02	6/30/02	9/30/02	6/30/02
ICMS	544,385	490,780	544,966	491,039
TAXES ON OPERATING REVENUES (COFINS/PIS)	75,935	68,514	76,955	68,547
OTHER	8,213	11,956	8,213	11,970
TOTAL	628,533	571,250	630,134	571,556
CURRENT	325,703	306,033	327,304	306,339
LONG-TERM	302,830	265,217	302,830	265,217

The long-term portion refers to ICMS (State VAT) on the 69/98 Agreement, which is being challenged in court and deposited in escrow. It also includes ICMS deferral, based on incentives from the government of the State of Paraná.

29 – Taxes on income
PARENT COMPANY
	9/30/02	6/30/02
SOCIAL CONTRIBUTION TAX
LAW 8200/91 – SPECIAL MONETARY RESTATEMENT	4,179	4,374
SUBTOTAL	4,179	4,374
CORPORATE INCOME TAX
LAW 8200/91 – SPECIAL MONETARY RESTATEMENT	12,911	13,378
OTHER DEFERRED AMOUNTS	10,530	9,529
SUBTOTAL	23,441	22,907
TOTAL	27.620	27.281
CURRENT	3,727	3,727
LONG-TERM	23,893	23,554

30 – Dividends, interest on equity and employee profit sharing

PARENT COMPANY	CONSOLIDATED
	9/30/02	6/30/02	9/30/02	6/30/02
MAJORITY SHAREHOLDERS	131,009	92,884	131,009	92,884
MINORITY SHAREHOLDERS	103,423	72,490	103,423	72,490
EMPLOYEE PROFIT SHARING	28,194	19,554	28,327	19,648
TOTAL	262,626	184,928	262,759	185,022

31 – Loans and financing

PARENT COMPANY
	9/30/02	6/30/02
LOANS	131,425	100,150
FINANCING	4,023,296	4,105,337
ACCRUED INTEREST AND OTHER ON LOANS	370	721
ACCRUED INTEREST AND OTHER ON FINANCING	279,072	251,865
TOTAL	4,434,163	4,458,073
CURRENT	552,949	579,446
LONG-TERM	3,881,214	3,878,627

Currency/index debt composition

RESTATED BY	9/30/02	6/30/02
TJLP (LONG-TERM INTEREST RATE)	2,081,202	2,155,292
UMBNDES – BNDES BASKET OF CURRENCIES	89,481	69,829
CDI	1,878,146	1,908,466
US DOLLARS	408,769	309,983
US DOLLARS (HEDGE)	(47,563)	(15,758)
IGPM (GENERAL MARKET PRICE INDEX)	23,161	23,292
OTHER	967	6,969
TOTAL	4,434,163	4,458,073

Financing

	9/30/02	6/30/02
BNDES	2,170,683	2,225,122
FINANCIAL INSTITUTIONS	234,710	208,351
SUPPLIERS	18,829	15,263
PRIVATE DEBENTURES	1,338,747	1,393,937
PUBLIC DEBENTURES	539,399	514,529
TOTAL	4,302,368	4,357,202
CURRENT	541,150	570,380
LONG-TERM	3.761.218	3.786.822

•	Financing denominated in local currency: bears interest based on TJLP, plus 3.85% p.a., UMBNDES plus 3.85% p.a., 100% and 109% of the CDI and IGP-M plus 12% p.a., resulting in an average rate of 15.65% p.a.

•	Financing denominated in foreign currency: bears fixed interest rates of 1.75% to 15.50% p.a., resulting in an average rate of 4.95% p.a. and variable interest rates of 0.5% to 4.0% p.a. above LIBOR, resulting in an average rate of 3.60% p.a. The LIBOR rate on September 30, 2002 for semiannual payments was 1.71% p.a.

•	Private Debentures: bear interest rates of 100% of CDI. 1,300 private debentures, nonconvertible or exchangeable into shares of any type, were issued at a unit price of R$1,000 on January 27, 2001 and were fully subscribed by the Parent Company.

•	Public Debentures: Public issue of 50,000 debentures nonconvertible into shares, with a face value of R$ 10, totaling R$ 500,000, issued on May 1, 2002. The maturity period of the debentures is two years, falling due on May 1, 2004. The remuneration corresponds to an interest rate of 109% of the CDI, payable semiannually on November 1 and May 1 of each year as from the initial distribution rate to the maturity of the debentures.

Loans

	9/30/02	6/30/02
LOANS FROM PARENT COMPANY	131,795	100,871
TOTAL	131,795	100,871
CURRENT	11,799	9,066
LONG-TERM	119,996	91,805

Loans denominated in foreign currency are restated based on exchange variation and interest of 1.75% p.a.

Repayment schedule

The long-term portion is scheduled for payment as follows:
	9/30/02	6/30/02
2003	111,844	323,182
2004	1,365,629	1,342,625
2005	865,629	837,502
2006	971,845	954,354
2007	438,517	343,052
2008 and after	127,750	77,912
TOTAL	3,881,214	3,878,627

Guarantees

The loans and financing are guaranteed by collateral comprising credit rights from telephone services provided and the Parent Company’s signature.

The Company has hedge contracts covering 38% of its financing denominated in US dollars with third parties, for the purpose of hedging against significant variations in the exchange rate. Gains and losses on these contracts are recognized on an accrual basis.

32 – Provisions for pension plans

PARENT COMPANY
	9/30/02	6/30/02
PROVISION FOR PENSION PLANS	479,718	482,811
TOTAL	479,718	482,811
CURRENT	30,642	33,735
NONCURRENT	449,076	449,076

As of December 31, 2001, the Company recognized a provision for the actuarial deficit of FCRT Foundation, in accordance with CVM Resolution nº 371/00. Contributions paid to settle the deficit with the Foundation are deducted from the provision recognized for this purpose, as shown in Note 6.

33 – Other liabilities

PARENT COMPANY	CONSOLIDATED
	9/30/02	6/30/02	9/30/02	8%6/30/02
SELF-FINANCING FUNDS – RIO GRANDE DO SUL BRANCH	28,748	28,567	28,748	28,567
SELF-FINANCING INSTALLMENT REIMBURSEMENT – PCT	14,600	15,986	14,600	15,986
LIABILITIES WITH OTHER TELECOM COMPANIES	12,248	11,065	12,248	11,065
LIABILITIES FOR ACQUISITION OF TAX CREDITS	20,897	21,325	20,897	21,325
BANK TRANSFER & TRADE NOTE RECEIPTS IN PROCESS	9,254	6,080	9,254	6,080
CPMF – SUSPENDED COLLECTION	20,064	19,607	20,064	19,607
SOCIAL SECURITY CONTRIBUTION – INSTALLMENT PAYMENT	4,229	4,229	4,229	4,229
OTHER TAXES	524	314	524	314
OTHER	2,503	1,636	2,494	1,626
TOTAL	113,067	108,809	113,058	108,799
CURRENT	84,596	79,710	84,586	79,700
LONG-TERM	28,471	29,099	28,472	29,099

Self-financing funds – Rio Grande do Sul Branch

Refers to financial participation credits for acquisition of rights to use the switched fixed telephone service, still under the now extinguished self-financing plan, paid by prospective subscribers in 1996 who have not accepted the Company’s Public Offer of paying cash for the return of these credits. The reason is that, as the Company shareholders subscribed the total capital increase made for paying in shares the financial participation credits paid in 1996, there were no surplus shares for distributing to prospective subscribers. In this situation, as established by article 171, paragraph 2, of Law 6,404/76, self-financing funds should be returned in cash, which was done through the Public Offer, as provided for in article 1,080 of the Civil Code, and accepted by 76% of the customers. The remaining 24% of non-opting customers should await the decision of the lawsuit in progress, filed by the Office of the Attorney General and others who are claiming reimbursement in shares, and which may result in the reimbursement being made either in shares or cash, as proposed by the Company.

If the court decides to require reimbursement of the credits in shares, and considering the various criteria to be appreciated by the judge for calculating the number of shares to which each subscriber would be entitled, the Company also made available shares of its own issue that it was able to acquire to keep in treasury, based on the special CVM authorization for this purpose.

Self-financing installment reimbursement – PCT

Refers to the payment, either in cash or as installments offset against bills for services, to prospective subscribers of the Community Telephone Plan – PCT, instead of the original obligation of reimbursement in shares. For these cases there are agreements or court orders.

34 – Funds for capitalization
PARENT COMPANY
	9/30/02	6/30/02
SELF-FINANCING	8,159	8,159
OTHER FUNDS FOR CAPITALIZATION	–	519
TOTAL	8,159	8,678

Self-financing funds

The expansion plans (self-financing) were the means by which telecommunications companies financed part of the investments in the network. Due to Administrative Rule 261/97 issued by the Ministry of Communications, this system for obtaining funds was discontinued, and the existing amounts originate from installment plans negotiated prior to the issue of the administrative rule, and the corresponding assets were already transferred to the fixed assets of the Community Telephone Plan – PCT. To obtain reimbursement in shares it is necessary to wait for the court decisions resulting from lawsuits filed by the interested parties.

35 – Statement of changes in shareholders’ equity (simplified)

BALANCE DECEMBER 31, 2001	6,864,313
CAPITAL RESERVES – INVESTMENT DONATIONS AND SUBSIDIES	234
NET EARNINGS FOR THE PERIOD	258,901
RETAINED EARNINGS (PROVISION FOR INTEREST ON EQUITY)	(234,650)
BALANCE SEPTEMBER 30, 2002	6,888,798

36 – Subsequent events

Repurchase of shares

During a meeting held on October 1, 2002, the Company’s Supervisory Board approved a repurchase program for the Company’s preferred and common shares for holding in treasury or cancellation, or subsequent sale. This approval is in accordance with article 1 of CVM Instruction nº 10/80 and subsequent amendments, in paragraph 1, line “b”, and paragraph 2, article 30 of Law nº 6404/76, amended by Law nº 10303/01, and article 23, IV of the Company’s bylaws. The repurchase will be effective for a period of three months as from October 2, 2002, and the number of shares that may be purchased corresponds to limit of 18,078,192 thousand preferred shares, which is equivalent to 10% of this class of shares outstanding. The broker Unibanco CVM S.A. will carry out the brokerage services to acquire and/or sell the stock, which will be traded at market prices. Further details of this subject can be obtained from the site www.brasiltelecom.com.br, under the investor relations’ section, relevant Company facts, published on October 1, 2002.

Interest on shareholders’ equity

On October 31, 2002, a supplementary credit to the amount of R$50,000,000.00 (fifty million reais) was made for interest on shareholders’ equity, approved by the Subsidiary’s Supervisory Board in a meeting held on October 30, 2002. This credit can be allocated, net of withholding tax, to the dividends stipulated in article 202 of Corporation Law, and this subject to approval by the stockholders’ general meeting, plus the date of payment.

Issue of debentures

On November 4, 2002, the Company’s Supervisory Board approved a public issue of debentures not convertible into shares, nominative and book entry, in a single series to the amount of R$400,000,000.00 (four hundred million reais), guaranteed by the parent company Brasil Telecom Participações S.A..

Characteristics of the debentures
•	Date of issue: December 1, 2002.

•	Number of debentures: 40,000.

•	Unit face value: R$ 10,000.00 (ten thousand reais).

•	Term and maturity date: two years, maturing on December 1, 2004.

•	Remuneration of debentures: 109% (one hundred nine percent) of the DI rate calculated and published by CETIP. Remuneration will be semi-annually, payable on June 1 and December 1 of each year, the first payment being made on June 1, 2003 and the last on the maturity date.

•	Destination of the funds: investments in the expansion and modernization of the telecommunications plant.

•	Additional information on this debenture issue can be obtained from the site www.brasiltelecom.com.br, in the investor relations’ section, relevant facts about the Subsidiary, published on November 4, 2002.

Approval of the BrTPREV Benefits Plan by Fundação dos Empregados da Cia. Riograndense de Telecomunicações

According to the official letter from the Supplementary Pensions Department nº 1746 SPC/GAB/COA, dated October 2, 2002, the BrTPREV Benefits Plan was approved, which is a defined-contribution plan for the current participants and beneficiaries of the FCRT, and enables contributors to migrate from the foundation’s defined-benefit plan. The new plan will be introduced and accept entries as from October 17, 2002.

37 – Explanation added for translation to English

The accompanying financial statements are presented on the basis of accounting practices emanating from corporate law in Brazil. Certain accounting practices applied by the Company and its subsidiaries that conform to accounting practices in Brazil may not conform to generally accepted accounting principles in the countries where these financial statements may be used.

06.01 – CONSOLIDATED BALANCE SHEET – ASSETS (IN THOUSANDS OF REAIS)
1 – CODE	2 – ACCOUNT DESCRIPTION	3 – 09/30/2002	4 – 06/30/2002
1	TOTAL ASSETS	14,210,118	14,234,698
1.01	CURRENT ASSETS	2,625,113	2,448,069
1.01.01	CASH AND CASH EQUIVALENTS	589,260	524,546
1.01.02	ACCOUNTS RECEIVABLE	1,519,914	1,385,360
1.01.02.01	ACCOUNTS RECEIVABLE FROM SERVICES	1,519,914	1,385,360
1.01.03	INVENTORIES	5,352	4,128
1.01.04	OTHER	510,587	534,035
1.01.04.01	LOANS AND FINANCING	7,119	3,174
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	321,365	326,414
1.01.04.03	ESCROW DEPOSITS	37,430	36,163
1.01.04.04	OTHER ASSETS	144,673	168,284
1.02	NONCURRENT ASSETS	1,048,540	1,035,851
1.02.01	MISCELLANEOUS RECEIVABLES	0	0
1.02.02	INTERCOMPANY RECEIVABLES	18,175	10,872
1.02.02.01	FROM AFFILIATES	18,175	10,872
1.02.02.02	FROM SUBSIDIARIES	0	0
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	1,030,365	1,024,979
1.02.03.01	LOANS AND FINANCING	7,033	5,448
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	636,132	646,416
1.02.03.03	ESCROW DEPOSITS	276,070	257,266
1.02.03.04	INVENTORIES	40,398	40,578
1.02.03.05	OTHER ASSETS	70,732	75,271
1.03	PERMANENT ASSETS	10,536,465	10,750,778
1.03.01	INVESTMENTS	79,903	79,276
1.03.01.01	INTERESTS IN AFFILIATES	3,870	3,870
1.03.01.02	INTERESTS IN SUBSIDIARIES	0	0
1.03.01.03	OTHER INVESTMENTS	76,033	75,406
1.03.02	PROPERTY, PLANT AND EQUIPMENT	9,887,581	10,132,901
1.03.03	DEFERRED CHARGES	568,981	538,601

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (IN THOUSANDS OF REAIS)
1 – CODE	2 – ACCOUNT DESCRIPTION	3 – 09/30/2002	4 – 06/30/2002
2	TOTAL LIABILITIES	14,210,118	14,234,698
2.01	CURRENT LIABILITIES	2,262,918	2,310,763
2.01.01	LOANS AND FINANCING	474,803	470,980
2.01.02	DEBENTURES	78,146	108,466
2.01.03	TRADE PAYABLES	783,672	913,724
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	331,031	310,066
2.01.04.01	TAXES OTHER THAN INCOME TAXES	327,304	306,339
2.01.04.02	INCOME TAXES	3,727	3,727
2.01.05	DIVIDENDS PAYABLE	234,432	165,374
2.01.06	PROVISIONS	94,130	96,724
2.01.06.01	PROVISION FOR CONTINGENCIES	63,488	62,989
2.01.06.02	PROVISION FOR SUPPLEMENTARY PENSION PLAN	30,642	33,735
2.01.07	RELATED PARTY DEBTS	0	0
2.01.08	OTHER	266,704	245,429
2.01.08.01	PAYROLL AND SOCIAL CHARGES	68,708	65,277
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	85,083	80,804
2.01.08.03	EMPLOYEE PROFIT SHARING	28,327	19,648
2.01.08.04	OTHER CURRENT LIABILITIES	84,586	79,700
2.02	LONG-TERM LIABILITIES	5,048,779	5,014,839
2.02.01	LOANS AND FINANCING	2,081,214	2,078,627
2.02.02	DEBENTURES	1,800,000	1,800,000
2.02.03	PROVISIONS	790,148	783,712
2.02.03.01	PROVISION FOR CONTINGENCIES	341,072	334,636
2.02.03.02	PROVISION FOR SUPPLEMENTARY PENSION PLAN	449,076	449,076
2.02.04	RELATED PARTY DEBTS	0	0
2.02.05	OTHER	377,417	352,500
2.02.05.01	PAYROLL AND SOCIAL CHARGES	10,382	8,955
2.02.05.02	SUPPLIERS OF MATERIALS AND SERVICES	3,681	16,997
2.02.05.03	TAXES OTHER THAN INCOME TAXES	302,830	265,217
2.02.05.04	INCOME TAXES	23,893	23,554
2.02.05.05	OTHER LIABILITIES	28,472	29,099
2.02.05.06	FUNDS FOR CAPITALIZATION	8,159	8,678
2.03	DEFERRED INCOME	9,623	10,055
2.04	MINORITY INTERESTS	0	0
2.05	SHAREHOLDERS’ EQUITY	6,888,798	6,899,041
2.05.01	PAID UP CAPITAL	3,335,770	3,335,770
2.05.02	CAPITAL RESERVE	1,607,933	1,607,790
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/AFFILIATES	0	0
2.05.04	PROFIT RESERVES	251,238	197,223
2.05.04.01	LEGAL	251,238	251,238
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	DEFERRED PROFIT	0	0
2.05.04.05	RETAINED EARNINGS	0	0
2.05.05	RETAINED EARNINGS/ACCUMULATED LOSSES	1,693,857	1,758,258

07.01 – CONSOLIDATED QUARTERLY STATEMENT OF INCOME (IN THOUSANDS OF REAIS)
1 – CODE	2 – DESCRIPTION	3 – FROM 07/01/2002 TO 09/30/ 2002	4 – FROM 01/01/2002 TO 09/30/ 2002	5 – FROM 07/01/2001 TO 09/30/ 2001	6 – FROM 01/01/2001 TO 09/30/ 2001
3.01	GROSS REVENUE FROM SALES AND SERVICES	2,540,949	7,220,338	2,180,082	6,216,909
3.02	DEDUCTIONS FROM GROSS REVENUE	(719,992)	(2,022,900)	(602,771)	(1,692,899)
3.03	NET REVENUE FROM SALES AND SERVICES	1,820,957	5,197,438	1,577,311	4,524,010
3.04	COST OF GOODS AND SERVICES SOLD	(1,137,316)	(3,295,005)	(961,773)	(2,970,936)
3.05	GROSS PROFIT	683,641	1,902,433	615,538	1,553,074
3.06	OPERATING EXPENSES/REVENUES	(642,408)	(1,674,015)	(432,737)	(1,227,867)
3.06.01	SELLING EXPENSES	(200,171)	(565,555)	(172,355)	(554,844)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(146,945)	(466,542)	(144,000)	(425,751)
3.06.03	FINANCIAL	(312,684)	(717,014)	(87,516)	(184,390)
3.06.03.01	FINANCIAL REVENUE	68,000	150,733	49,872	172,966
3.06.03.02	FINANCIAL EXPENSES	(380,684)	(867,747)	(137,388)	(357,356)
3.06.04	OTHER OPERATING REVENUE	56,456	190,204	30,057	179,815
3.06.05	OTHER OPERATING EXPENSES	(39,064)	(115,108)	(58,923)	(242,697)
3.06.06	EQUITY GAIN (LOSS	0	0	0	0
3.07	OPERATING INCOME (LOSS)	41,233	228,418	182,801	325,207
3.08	NONOPERATING REVENUES (EXPENSES)	(31,218)	(105,709)	(27,612)	(103,919)
3.08.01	REVENUES	(83,086)	30,791	9,664	24,332
3.08.02	EXPENSES	51,868	(136,500)	(37,276)	(128,251)
3.09	INCOME (LOSS) BEFORE TAXES & MINORITY INTERESTS	10,015	122,709	155,189	221,288
3.10	PROVISION FOR INCOME TAX & SOCIAL CONTRIBUTION	(11,667)	(69,808)	(55,372)	(84,992)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	INTERESTS/STATUTORY CONTRIBUTIONS	(8,734)	(28,650)	(20,012)	(48,122)
3.12.01	INTERESTS	(8,734)	(28,650)	(20,012)	(48,122)
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON EQUITY	114,594	234,650	0	0
3.14	MINORITY INTERESTS	0	0	0	0
3.15	INCOME/LOSS FOR THE PERIOD	104,208	258,901	79,805	88,174
	NUMBER OF SHARES OUTSTANDING (THOUSAND)	537,272,350	537,272,350	530,291,845	530,291,845
	EARNINGS PER SHARE	0.00019	0.00048	0.00015	0.00017
	LOSS PER SHARE

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE IN THE QUARTER

PERFORMANCE REPORT – 3RD QUARTER 2002

The performance report presents the consolidated figures of Brasil Telecom S.A. and its wholly-owned subsidiary BrT Serviços de Internet S.A.

Operating performance

Plant

OPERATIONAL DATA	3Q02	2Q02	3Q02/2Q02 (%)

LINES INSTALLED (THOUSAND)	10,544	10,505	0.4
ADDITIONAL LINES INSTALLED (THOUSAND)	39	63	(38.0)

LINES IN SERVICE – LIS (THOUSAND)	9,228	8,940	3.2
- RESIDENTIAL	6,695	6,529	2.5
- NON-RESIDENTIAL	1,556	1,530	1.7
- PUBLIC TELEPHONES - TUP	290	291	(0.1)
- PREPAID	145	59	145.9
- OTHER (INCLUDES TRUNKS)	542	531	2.1
ADDITIONAL LINES IN SERVICE (THOUSAND)	288	85	238.6

AVERAGE LINES IN SERVICE (THOUSAND)	9,084	8,897	2.1

LIS/100 INHABITANTS	22.6	22.0	2.6
TUP/1,000 INHABITANTS	7.1	7.2	(0.7)
TUP/100 LINES INSTALLED	2.75	2.77	(0.4)

UTILIZATION RATE (IN SERVICE/INSTALLED)	87.5%	85.1%	2.4 P.P.

DIGITALIZATION RATE	98.8%	98.7%	0.1 P.P.

Additional lines installed	The addition of 39 thousand lines installed in 3Q02 against 63 thousand in the previous quarter, reflects Brasil Telecom’s strategy of satisfying demand and achieving the universalization and quality goals laid down in the concession contracts.

Additional lines in service	Plant in service grew by 3.2% in 3Q02, to 9.2 million lines, reflecting the net addition of 288 thousand lines.

During 3Q02 86 thousand prepaid accesses were added to plant in service. Prepaid terminals play an important role in controlling delinquency and are only available in exchanges with idle capacity, besides not being the subject of advertising campaigns.

New cancellation policy	With effect from July 2002, Brasil Telecom changed its policy for withdrawing lines from delinquent customers in exchanges with idle capacity, in order to increase traffic and reduce expenses on the connection and disconnection of terminals.

Under the old policy, on a rescission of the contract (scheduled to take place on the 90th day of delayed payment according to Anatel Resolution 85) the customer’s line was removed. After paying his debts, the customer generally requests a new line.

With the new policy, the contract is rescinded but Brasil Telecom does not remove the line. At this point the customer’s liability to Brasil Telecom is limited to payment of his debts.

Besides the reduction in costs arising from the new policy, Brasil Telecom returns the line which has not been removed to the status of partial blockage after the 105th day of delayed payment, in order to increase incoming traffic.

Utilization rate	The constant level of plant installed combined with the growth in plant in service resulted in a 2.4 p.p. increase in the utilization rate.

ADSL	At the end of 3Q02, a Brasil Telecom reached a total of 118.3 thousand ADSL accesses sold, a 16.6% increase in relation to 2Q02.

As part of its strategy for securing its customer base, Brasil Telecom increased its ADSL sales effort to residential customers with high purchasing power, making the service available in exchanges serving class A and B districts for the Residential and SOHO (Small Office Home Office) segments.

At the same time, Brasil Telecom has been repositioning its product portfolio, promoting the replacement of higher cost access technologies (Frame Relay, for example) with ADSL technology in order to serve the business segment (PME – Small and Medium-sized Companies and Corporate). The purpose of this is to raise the competitiveness of the present range of products, making possible a reduction of costs and increase in margins.

At the end of September, the Turbo Empresas product accounted for around 4% of all accesses in service.

New packages	On August 25, Brasil Telecom launched new ADSL plans for residential customers, providing faster connection. The old plans are no longer on offer. Although migration is not compulsory, customers have been stimulated by active telemarketing campaigns, to upgrade their access speeds.

In order to serve the corporate market (SOHO and PME), the Internet Turbo Empresas product had its prices repositioned in May 2002, making possible a 252% growth in the customer base for the service between May and September.

The Repositioning of the Internet Turbo Empresas product was as follows:

ADSL RESIDENTIAL PLANS
OLD PLANS			NEW PLANS
NAME	SPEED (KBPS)	MONTHLY CHARGE (R$)	NAME	SPEED (KBPS)	MONTHLY CHARGE (R$)
FAST	UP TO 256	59.00	TURBO 300	UP TO 300	69.90
SUPER FAST	UP TO 512	175.00	TURBO 600	UP TO 600	99.00
			MEGA TURBO	UP TO 1000	179.00

Prices for the AC, MS, SC, RS and DF branches.

CORPORATE ADSL PLANS
NAME	SPEED (KBPS)	MONTHLY CHARGE (R$)
FAST	UP TO 256	99.00
SUPER FAST	UP TO 768	209.00
PROFESSIONAL	UP TO 1,500 (1.5 MBPS)	490.00

Prices for the AC, MS, SC, RS and DF branches.

Traffic
OPERATING DATA	3Q02	2Q02	3Q02/2Q02 (%)

LOCAL PULSES BILLED (MILLION)	3,298	3,312	(0.4)
MINUTES OF DOMESTIC LD (MILLION)	1,922	1,924	(0.1)
MINUTES – FIXED-MOBILE (MILLION)	1,111	1,086	2.3
VC-1	1,001	979	2.2
VC-2	99	95	4.0
VC-3	12	12	(1.1)
PULSES BILLED/AVG. LINES IN SERVICE/MONTH	121.0	124.1	(2.5)
MINUTES DOMESTIC LD/AVG. LINES IN SERVICE/MONTH	70.5	72.1	(2.2)
MINUTES FIXED-MOBILE/AVG. LINES IN SERVICE/MONTH	40.8	40.7	0.2

Local pulses billed	Pulses billed remained flat in 3Q02, compared with 2Q02. This constant level of pulses, compared with the 2.1% growth in average plant in service, is explained by the profile of new subscribers, who for the most part use only the fixed monthly quantity of 100 pulses.

Another factor impacting on excess pulses is the sale of ADSL, since it reduces the quantity of dialed accesses for connection to the Internet. This loss of traffic was offset by additional data communication revenue, which grew 21.4% in 3Q02.

Long-distance domestic traffic	LDN remained flat in 3Q02, compared with 2Q02, reaching 1.9 billion minutes.

LDN/AVG. LIS/Month traffic fell from 72.1 minutes in 2Q02 to 70.5 in 3Q02, reflecting Brasil Telecom’s greater penetration in the classes with lower purchasing power.

LDN market share	Brasil Telecom’s market share in the intra regional segment of the domestic long-distance regional market grew 0.6 p.p., reflecting the company’s greater number of institutional campaigns, aimed at stimulating the choice of “14”, Brasil Telecom’s provider code (CSP).

Fixed-mobile traffic	Fixed-mobile traffic increased by 2.3% in 3Q02 compared with 2Q02, reflecting the 2.1% growth in average plant in service.

In contrast to excess pulses and LDN calls, penetration in the classes with lower purchasing power increases fixed-mobile traffic since these classes use more prepaid cellular plant.

Financial performance

Revenues

Local service	Local service revenue grew 9.0% in 3Q02, due to an 8.3% average increase in the tariff for local services and the increase in average plant in service.

Registration revenues totaled R$7.1 million in 3Q02 a result of the lower number of registrations billed in the quarter. During 3Q02, 541 thousand lines were connected. For the purpose of this revenue, the 130 thousand changes of address and 167 thousand alternative plans exempt from registration charges should be excluded. Therefore, 243 thousand registrations generated revenue in 3Q02, compared with 253 thousand in 2Q02. Apart from the number of registrations billed, the average registration tariff was reduced by 8.8%.

Revenues from basic subscriptions reached R$682.7 million in the quarter, representing growth of 10.7% compared with R$616.6 million in 2Q02. This variation is explained by the 1.1% increase in the average number of terminals in service (excluding promotional plans that offer exemptions or discounts from the basic subscription), combined with a 14% increase in the price of the average basic subscription per line in service.

Revenues from metered services reached R$345.6 million in 3Q02, a 7.6% increase in relation to the figure recorded in 2Q02, reflecting the 7.95% increase in local pulses billed.

Other revenues from local services, without considering VC1, were made up of change of address - R$9.7 million, local collect calls (DLC) - R$15.9 million and rural telephone services - R$2.7 million, which fell 4.0%, 0.6% and 3.6%, in 3Q02, respectively.

Public telephone service	Revenues from public telephone services reached R$86.6 million in 3Q02, a fall of 2.5% compared with the previous quarter. This fall reflects the 10.4% reduction in credits sold during the quarter, which reached 1.4 billion, combined with an 8.4% increase in the price of the credit.

The fall in credits sold is explained by the card inventory built up by sales agents in June, in anticipation of the tariff increase.

Domestic long-distance	The 3.0% increase in revenues from long-distance domestic calls in 3Q02, excluding VC2 and VC3, mainly reflects the 9.8% increase in intra-regional LDN, which is explained by the combination of the 0.6 p.p. share gain in this market combined with the 4.97% average increase in the price of long distance services.

Fixed-mobile	Fixed-mobile revenue increased 3.4% in 3Q02, reaching R$563.0 million as a result of greater fixed-mobile traffic during the quarter (+2.3%).

Inter- connection	Interconnection revenues fell by 7.3% in the quarter, as a result of the 7.5% reduction in interconnection traffic billed. The fall in interconnection traffic reflects the expansion of other operators’ networks in region II.

Lease of Means	In 3Q02, revenues from leasing facilities were R$51.4 million against R$57.1 million in the prior quarter, reflecting a 9.8% fall in the average number of circuits leased during the quarter.

Data communi- cation	Revenues from data communications reached R$142.3 million in the quarter, increasing by 21.4% compared with 2Q02. As a percentage of gross revenue, data communication revenue reached 5.6%, against 4.9% in the previous quarter.

The improved performance in the quarter is a result of increases of:

•	20.7% in the number of ADSL accesses in service, which reached 108.4 thousand at the end of 3Q02;
•	23.0% in the number of Dialnet accesses billed;
•	18.5% in the number of Frame Relays in service;
•	24.4% in the number of IP accesses sold.

Supple- mentary and added-value services	Revenues from supplementary and added-value services increased by 4.2% in 3Q02 to R$73.7 million, principally reflecting the 2.4% increase in revenues from intelligent services activated.

The number of intelligent services activated, which includes answering service, follow me, waiting call, call identifier and others, reached 3.9 million at the end of 3Q02, representing growth of 3.7% compared with the end of June. Considering the number of Brasil Telecom terminals in service with at least one intelligent service activated, the penetration of this type of service was 26.7% at the end of September, against 26.3% at the end of June.

Deductions from gross revenue	Deductions from Gross revenue reached R$720.0 million in 3Q02, up 6.8% compared with 2Q02.

As a percentage of Gross revenue, excluding revenue from interconnection and lease of means (revenue exempt from ICMS), the deductions represented 31.1% during the quarter, unchanged from the previous quarter.

NOR/AVG. LIS/month	Net operating revenue/LMES/month reported in 3Q02 was R$66.8, representing growth of 2.6% compared with that registered in 2Q02.

Costs and expenses

Net headcount reduction of 349 during the quarter	Brasil Telecom’s headcount was 5,773 at the end of September 2002, against 6,122 at the end of June. The net headcount reduction of 349 was due to 489 severances and 140 admissions during the quarter.

Out of all employees at the end of 3Q02, 29% were allocated to the network, 26% to the commercial department, 22% to administration, 9% to information technology and 13% to expansion. In 2Q02, its breakdown was: 30% in the network area, 28% in the commercial department, 22% in administration, 8% in information technology and 12% in expansion.

Staff	Staff costs and expenses fell 11.8% in 3Q02, to R$95.7 million. The 489 severances during 3Q02 gave rise to labor compensation costs of R$4.9 million, reported as staff costs and expenses, and R$0.2 million, reported as PDI.

The 11.8% reduction in staff costs and expenses reflects a combination of two factors:

•	Lower costs of labor compensation (R$4.9 million in 3Q02 against R$14.9 million in 2Q02); and

•	a 10.0% reduction in the average number of employees, which changed from 6,612 in 2Q02 to 5,948 in 3Q02.

Productivity	Brasil Telecom reached a productivity index of 1,599 lines in service/employee in 3Q02, representing a 9.5% increase compared with the figure returned in 2Q02. This improved performance is a result of the net reduction of 349 employees in the quarter, together with a 3.2% increase in plant in service.

Materials	Costs and expenses with materials reached R$19.3 million in 3Q02, representing a 21.2% reduction compared with the costs and expenses returned in 2Q02. This reduction is due to lower sales of phone cards, because sales agents built up inventories in June, in anticipation of the tariff increase.

Outsourced services	Costs and expenses with outsourced services, excluding interconnection, advertising and marketing, reached R$285.6 million in 3Q02, corresponding to a 3.9% increase in relation to 2Q02. However, as a percentage of net revenue it fell to 15.7% during the period, compared with 15.8% in 2Q02.

Inter- connection	Interconnection costs totaled R$382.7 million in 3Q02, unchanged from 2Q02. There was a 7.8% reduction in fixed-fixed income interconnection, as a result of agreements with Internet access providers and the partnership with iBEST. These agreements increase Internet dial-up access traffic which ends in Brasil Telecom’s network, reducing the imbalance of traffic with the mirror company.

PCCR/NOR flat at 2.7%	Losses on accounts receivable (PCCR) reached R$68.8 million. As a percentage of gross revenue, the PCCR reached 2.7%, unchanged from 2Q02. This stability can be credited to several different actions taken by Brasil Telecom, of which may be highlighted:

•	An average of 82 thousand tele-advices/day in the course of 3Q02; and

•	At the end of September, 145 thousand prepaid telephones were in service. These telephones are sold to customers with credit problems and are only available at exchanges with idle capacity, not being the subject of advertising campaigns.

Effective losses	The effective losses were R$65.2 million in 3Q02, compared with R$62.0 million in 2Q02. As a result the effective losses represented 2.6% of gross revenue in 3Q02.

Deducting the provisions for doubtful accounts of R$156.6 million, Brasil Telecom’s net accounts receivable totaled R$1,519.9 million at the end of September 2002.

Other costs and expenses operating revenue	Other costs and operational expenses/revenue in 3Q02 comprised R$86.6 million in expenses and R$27.2 million in revenue, resulting in a net expense of R$59.4 million.

Revenue was mainly made up of:

•	Fines for overdue accounts in the amount of R$19.5 million.

•	Revenue from billing and collection, which totaled R$3.5 million.

Expenses were mainly made up of:

•	International Internet connection in the amount of R$26.7 million.

•	Rental of posts, which totaled R$17.9 million.

•	Rental of the strip running beside highways for the passage of the backbone in the amount of R$17.6 million.

•	Leasing charges in the amount of R$10.6 million.

EBITDA

EBITDA of R$863 million in 3Q02	Brasil Telecom’s EBITDA was R$863.0 million in 3Q02, R$36.2 million higher than the figure returned in 2Q02, which represents a 4.4% increase.

EBITDA margin	The EBITDA margin reached 47.4% in 3Q02 unchanged from 2Q02. The main accounts with an impact on the EBITDA margin were:

•	Growth of 9.0% in revenue from local services, aided by the increase in the average plant in service combined with the 8.30% average tariff increase on local services;

•	Growth of 21.4% in revenue from data transmission;

•	Reduction of 11.8% in staff costs, reflecting lower costs for labor compensation and the 10.0% average headcount reduction;

•	Growth of 56.8% in advertising and marketing expenses, as the result of an increase in the number of institutional advertising campaigns.

Adjusted EBITDA	Adjusting the EBITDA for 3Q02 for: (i) provisions for contingencies - R$9.6 million, (ii) expenses with labor severance - R$4.9 million and (iii) expenses with PDI - R$0.2 million, the EBITDA totaled R$877.7 million, 4.9% higher than the figure returned in 2Q02.

Calculating the EBITDA margin based on adjusted EBITDA, Brasil Telecom achieved an adjusted EBITDA margin of 48.2% in 3Q02, compared with the 48.1% obtained in the previous quarter.

EBITDA/ AVG. LIS/ month	In 3Q02 the EBITDA/AVG. LIS/month reached R$31.7, 2.2% and 8.9% above the R$31.0 and R$29.1 registered in the 2Q02 and 3Q01, respectively.

Compared with 3Q01, the EBITDA/AVG. LIS/month for 3Q02 represented a compound increase for the quarter of 2.2%, representing a growth in EBITDA greater than the compound growth of 2.3% in average plant in service, resulting from Brasil Telecom’s greater operating efficiency.

Financial result

Financial revenue	Financial revenues in foreign currency grew 22.0% in 3Q02 to R$28.8 million, reflecting mainly the settlement of swap contracts during the quarter.

Financial expense	Higher financial expenses in foreign currency reflect an increase in foreign exchange losses, as a result of the real’s devaluation against the dollar during the quarter.

Interest on shareholders’ equity	Interest on Own Sharehoder’s Equity (JSCP) of R$114.6 million charged against income for 3Q02 represents the credit for the year 2002, approved by a meeting of the Board of Directors of Brasil Telecom S.A. held on March 27, 2002.

At a meeting held on October 30, 2002, the Board of Directors of Brasil Telecom S.A. approved the supplementary JSCP credit for the 2002 accounting period. The total credited was R$50 million.

By October 30, 2002, R$284.7 million in JSCP had been credited with respect to the 2002 accounting period, whose payment will be decided in the Annual General Shareholders Meeting for 2003.

Non-operating result

Amortization of Goodwill	In 3Q02, the highest amount recorded in the consolidated non-operating result of Brasil Telecom corresponded to the R$31.0 million for amortization of premium on the acquisition of CRT (without any impact on the cash flow), similar to 2Q02.

Net earnings

Net profit grew 14.9% in 3Q02 compared with 2Q02, totaling R$104.2 million (R$0.1932/1,000 shares). Net profit grew 30.4% compared with the same period of 2001.

Indebtedness

Total indebtedness	At the end of September 2002, Brasil Telecom’s total consolidated debt was R$4.4 billion, stable in comparison to June.

Net indebtedness	Net debt totaled R$3,844.9 million, practically unchanged since June. Excluding the loan and the debenture issued to Brasil Telecom Participações, net debt at the end of September was R$2,374.4 million.

Issue of debentures	On November 4, 2002, Brasil Telecom S.A.’s Supervisory Board approved the public issue of nonconvertible debentures, in the amount of R$400 million to finance the company’s investment program for 2003. Issue of the debentures is scheduled for December 1, 2002, with a two-year term and cost equivalent to 109% of the CDI.

Indebtedness in dollar	At the end of September, the dollar-denominated debt totaled R$408.8 million (R$ 361.2 million net of hedge). As a percentage of total debt, the dollar debt represented 9.2% (8.1% net of hedge), against 7.0% (6.6% net of hedge) at the end of June, as a result of the real’s 32.7% devaluation against the dollar in 3Q02.

Brasil Telecom has an exchange hedge of 38.1% of its dollar-dominated debt, so that all debt payments due through December 2003 have exchange protection.

Degree of leverage	As of September 30, 2002, the degree of financial leverage of Brasil Telecom S.A., represented by the ratio of net debt (excluding debt with the parent company) over shareholders’ equity, was equivalent to 34.5%.

Investments

Investments	Brasil Telecom invested R$331.8 million in 3Q02, of which 48.9% in plant expansion and modernization. The reduction of 27.9% in expenditure on the network and, consequently of total investment, is in line with the obligations laid down in the company’s concession contracts.

The investments are broken down as follows: R$18.4 million in the access network; R$44.7 million in switching; R$12.5 million in transmission; R$50.8 million in the data network and intelligent network; R$35.7 million in infrastructure; R$68.3 million in information technology; R$1.7 in public telephone services and R$99.7 million represented by expenditure on expansion staff, financial charges on the debt used to finance construction and others.

Cash flow
Cash flow in 3Q02 was R$64.7 million	Brasil Telecom’s operations generated R$771.2 million in 3T02, while investment absorbed R$396.9 million, of which R$282.2 million on permanent assets. Cash flow from financial activities was R$309.6 million negative, giving cash flow for 3Q02 of R$64.7 million. The cash position at the end of September was R$589.3 million.

EVA

EVA (Economic Value Added) is a system of financial management which aligns the company’s processes, integrating them with its strategy, in order to create shareholder value.

The Purpose of EVA is to maximize value created by the company through a change in corporate culture, so that its managers think, act and are compensated as if they were shareholders of the company. This is known as Value Based Management – VBM.

EVA represents economic profit after deducting all operating expenses including cost of capital employed in operations.

It should be noted that what is important with respect to the EVA measurement is not its absolute value, but its variation from one year to another. When the performance of one year shows an improvement over that of the previous year it shows that real value was created for the shareholders.

Value creation reaches R$223 million in the year	In the first nine months of 2002, Brasil Telecom reported an improvement of EVA of R$223.1 million compared with the same period of 2001.

R$ THOUSAND	9M02	9M01	Δ
NOPAT	751,499	441,861	70.1%

AVERAGE CAPITAL EMPLOYED	11,146,328	10,238,011	8.9%
ANNUAL COST OF CAPITAL	20.6%	21.3%	(0.7 P.P.)
(–) CAPITAL COST	1,722,108	1,635,522	5.3%

(=) EVA	(970,609)	(1,193,661)	(18.7%)
IMPROVEMENT IN EVA	223,053	–	–

16.01 – OTHER INFORMATION CONSIDERED RELEVANT BY THE COMPANY

In accordance with the Regulations for Differentiated Corporate Governance Practices, the Company is disclosing the additional information given below related with shareholdings and stock control. All the data refers to the September 30, 2002 base date:

1 – Outstanding shares
IN SHARE UNITS
CLASS	NUMBER OF SHARES	NUMBER OF SHARES OUTSTANDING	% OUTSTANDING OF CLASS OF SHARE	% OUTSTANDING OF TOTAL SHARES
COMMON	243,564,130,068	5,516,635,655	2.26%	1.02%
PREFERRED	295,569,090,398	167,003,818,835	56.50%	30.98%
TOTAL	539,133,220,466	172,520,454,490		32.00%

The above table considers the outstanding shares of all stock issued by the Company, except those (i) held by the Controlling Shareholder, and, when applicable, his or her spouse, common-law spouse (a) dependents included in the annual income tax return; (ii) held in treasury; (iii) held by Controlling and Affiliated Companies and/or the Controlling Shareholder, and also other companies forming part of the same group, legally or in fact, together with the other companies.

2 – Shares held by the controlling shareholder, officers and members of the fiscal council

The shares issued by the Company held by the Controlling Shareholder, Officers and Counselors are the following:

IN SHARE UNITS
SHAREHOLDER	COMMON SHARES	PREFERRED SHARES	TOTAL SHARES
DIRECT AND INDIRECT CONTROLLERS	238,047,494,413	126,704,401,535	364,751,895,948
BOARD OF DIRECTORS	70,354,979	3,560,693,287	3,631,048,266
FISCAL BOARD	455,380	–	455,380
STATUTORY OFFICERS	39	273	312

3 – Shareholders holding more than 5% percent of the voting capital

The shareholders that directly or indirectly hold more than 5% of the Company’s voting capital are the following:

IN SHARE UNITS
NAME/CORPORATE NAME	CPF/CNPJ	NATIONALITY	COMMON SHARES	%	PREFERRED SHARES	%	TOTAL SHARES	%

BRASIL TELECOM PARTICIPAÇÕES S.A.	02.570.688-0001/70	BRAZILIAN	237,982,221,101	97.71	114,787,167,580	38.84	352,769,388,681	65.43
TREASURY SHARES	–	–	–	–	1,860,870,028	0.63	1,860,870,028	0.35
OTHER	–	–	5,581,908,967	2.29	178,921,052,790	60.53	184,502,961,757	34.22
TOTAL	–	–	243,564,130,068	100.00	295,569,090,398	100.00	539,133,220,466	100.00

Distribution of the capital of the controlling shareholders to the individual level

OF BRASIL TELECOM PARTICIPAÇÕES S.A.	IN SHARE UNITS
NAME/CORPORATE NAME	CPF/CNPJ	NATIONALITY	COMMON SHARES	%	PREFERRED SHARES	%	TOTAL SHARES	%

SOLPART PARTICIPAÇÕES S.A.	02.607.736-0001/58	BRAZILIAN	70,744,903,659	53.45	–	–	70,744,903,659	20.09
PREVI	33.754.482-0001/24	BRAZILIAN	6,895,682,321	5.21	7,840,962,644	3.57	14,736,644,965	4.18
OTHER	–	–	54,714,930,151	41.34	212,022,548,300	96.43	266,737,478,451	75.73
TOTAL	–	–	132,355,516,131	100.00	219,863,510,944	100.00	352,219,027,075	100.00

OF SOLPART PARTICIPAÇÕES S.A.	IN SHARE UNITS
NAME/CORPORATE NAME	CPF/CNPJ	NATIONALITY	COMMON SHARES	%	PREFERRED SHARES	%	TOTAL SHARES	%

TIMEPART PARTICIPAÇÕES LTDA.	02.338.536-0001/47	BRAZILIAN	631,838	62.00	–	–	631,838	20.93
TECHOLD PARTICIPAÇÕES S.A.	02.605.028-0001/88	BRAZILIAN	193,635	19.00	1,239,982	62.00	1,433,617	47.48
TELECOM ITALIA INTERNATIONAL N.V. (*)	–	ITALIAN	193,635	19.00	760,000	38.00	953,635	31.59
OTHER	–	–	26	–	–	–	26	–
TOTAL	–	–	1,019,134	100.00	1,999,982	100.00	3,019,116	100.00

(*) PREVIOUSLY STET INTERNATIONAL NETHERLANDS

OF TIMEPART PARTICIPAÇÕES LTDA.	IN SHARE UNITS
NAME/CORPORATE NAME	CPF/CNPJ	NATIONALITY	QUOTAS	%
!	!	!	!	!
PRIVTEL INVESTIMENTOS S.A.	02.620.949-0001/10	BRAZILIAN	208,830	33.10
TELEUNION S.A.	02.605.026-0001/99	BRAZILIAN	213,340	33.80
TELECOM HOLDING S.A.	02.621.133-0001/00	BRAZILIAN	208,830	33.10
TOTAL	–	–	631,000	100.00

OF PRIVTEL INVESTIMENTOS S.A.	IN SHARE UNITS
NAME/CORPORATE NAME	CPF/CNPJ	NATIONALITY	COMMON SHARES	%	PREFERRED SHARES	%	TOTAL SHARES	%

EDUARDO CINTRA SANTOS	064.858.395-34	BRAZILIAN	19,998	99.99	–	–	19,998	99.99
OTHER	–	–	2	0.01	–	–	2	0.01
TOTAL	–	–	20,000	100.00	–	–	20,000	100.00

OF TELEUNION S.A.	IN SHARE UNITS
NAME/CORPORATE NAME	CPF/CNPJ	NATIONALITY	COMMON SHARES	%	PREFERRED SHARES	%	TOTAL SHARES	%

LUIZ RAYMUNDO TOURINHO DANTAS	000.479.025-15	BRAZILIAN	19,998	99.99	–	–	19,998	99.99
OTHER	–	–	2	0.01	–	–	2	0.01
TOTAL	–	–	20,000	100.00	–	–	20,000	100.00

OF TELECOM HOLDING S.A.	IN SHARE UNITS
NAME/CORPORATE NAME	CPF/CNPJ	NATIONALITY	COMMON SHARES	%	PREFERRED SHARES	%	TOTAL SHARES	%

CSH LLC AND CSH UNITS	–	AMERICAN	19,997	99.98	–	–	19,997	99.98
OTHER	–	–	3	0.02	–	–	3	0.02
TOTAL	–	–	20,000	100.00	–	–	20,000	100.00

OF TECHOLD PARTICIPAÇÕES S.A.	IN SHARE UNITS
NAME/CORPORATE NAME	CPF/CNPJ	NATIONALITY	COMMON SHARES	%	PREFERRED SHARES	%	TOTAL SHARES	%

INVITEL S.A.	02.465.782-0001/60	BRAZILIAN	980,067,275	100.00	341,898,149	100.00	1,321,965,424	100.00
OTHER	–	–	3	0.00	–	–	3	0.00
TOTAL	–	–	980,067,278	100.00	341,898,149	100.00	1,321,965,427	100.00

OF INVITEL S.A.	IN SHARE UNITS
NAME/CORPORATE NAME	CPF/CNPJ	NATIONALITY	COMMON SHARES	%	PREFERRED SHARES	%	TOTAL SHARES	%

SISTEL – FUND. SISTEL DE SEGURIDADE	00.493.916-0001/20	BRAZILIAN	66,017,486	6.66	–	–	66,017,486	6.66
TELOS – FUND. EMBRATEL DE SEGURID.	42.465.310-0001/21	BRAZILIAN	23,573,621	2.38	–	–	23,573,621	2.38
FUNCEF – FUND. DOS ECONOMIÁRIOS	00.436.923-0001/90	BRAZILIAN	378,289	0.04	–	–	378,289	0.04

ECONOMIÁRIOS
PETROS – FUND. PETROBRÁS SEGURID	34.053.942-0001/50	BRAZILIAN	37,318,069	3.77	–	–	37,318,069	3.77
PREVI – CAIXA PREV. FUNC. B. BRASIL	33.754.482-0001/24	BRAZILIAN	190,852,386	19.27	–	–	190,852,386	19.27
OPPORTUNITY ZAIN S.A.	02.363.918-0001/20	BRAZILIAN	671,848,898	67.82	–	–	671,848,898	67.82
CVC/OPPORTUNITY EQUITY PARTNERS FIA	01.909.558-0001/57	BRAZILIAN	280,316	0.03			280,316	0.03
CVC/OPPORTUNITY EQUITY PARTNERS LP	–	CAYMAN ISLANDS	202,255	0.02			202,255	0.02
OTHER	–	–	100,001	0.01	–	–	100,001	0.01
TOTAL	–	–	990,571,321	100.00	–	–	990,571,321	100.00

OPPORTUNITY ZAIN S.A.	IN SHARE UNITS
NAME/CORPORATE NAME	CPF/CNPJ	NATIONALITY	COMMON SHARES	%	PREFERRED SHARES	%	TOTAL SHARES	%

CVC/OPPORTUNITY EQUITY PARTNERS FIA	01.909.558-0001/57	BRAZILIAN	335,488,153	45.45	–	–	335,488,153	45.45
CVC/OPPORTUNITY EQUITY PARTNERS LP	–	CAYMAN ISLANDS	310,773,165	42.10	–	–	310,773,165	42.10
OPPORTUNITY FUND	–	VIRGIN ISLANDS	71,934,343	9.75	–	–	71,934,343	9.75
PRIV FIA	02.559.662-0001/21	BRAZILIAN	17,611,010	2.39	–	–	17,611,010	2.39
OPPORTUNITY LÓGICA RIO GESTORA DE RECURSOS DE RECURSOS LTDA	01.909.405-0001/00	BRAZILIAN	2,304,359	0.31	–	–	2,304,359	0.31
OTHER	–	–	6,770	0.00	–	–	6,770	0.00
TOTAL	–	–	738,117,800	100.00	–	–	738,117,800	100.00

17.01 – REPORT OF INDEPENDENT ACCOUNTANTS ON SPECIAL REVIEW

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission (CVM) containing quarterly financial information prepared in accordance with accounting practices derived from the Brazilian Corporation Law)

To the Shareholders and Board of Directors
Brasil Telecom S.A.
Brasília – DF

We have reviewed the quarterly financial information of Brasil Telecom S.A. for the quarter ended September 30, 2002, comprising the balance sheet and the consolidated balance sheet of the Company and its subsidiary, the statement of income and the consolidated statement of income, the management report and other relevant information, prepared in accordance with accounting practices derived from the Brazilian Corporation Law.

Our review was performed in accordance with auditing standards established by the Brazilian Institute of Independent Accountants (IBRACON) and the Federal Accounting Council, which included: (a) inquiries and discussion with management responsible for the accounting, financial and operational areas of the Company regarding the criteria adopted in the preparation of the quarterly information; and (b) review of post-balance sheet information and events, which may have a material effect on the financial and operational position of the Company and its subsidiary.

Based on our special review, we are not aware of any material changes that should be made to the aforementioned quarterly information for it to be in accordance with accounting practices derived from the Brazilian Corporation Law and the regulations issued by the Brazilian Securities Commission, specifically applicable to the mandatory quarterly financial information.

Our special review was performed for the purpose of issuing a special review report on the mandatory quarterly financial information. The statement of cash flow represents supplementary information to those statements and is presented to provide additional analysis. This supplementary information was submitted to the same review procedures applied to the quarterly financial information, and, based on our special review, is adequately presented in all material respects, in relation to the quarterly financial information taken as a whole.

The special review of the quarterly information for the quarter ended September 30, 2001 was performed by other independent auditors, which issued unqualified report dated October 26, 2001.

October 25, 2002.

KPMG Auditores Independentes
CRC-SP-014.428/O-6-“F”-DF

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O-S-DF

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 19, 2002
BRASIL TELECOM S.A. By: /s/ Carla Cico Name: Carla Cico Title: President and Chief Executive Officer